Exhibit 99.2

***THIS PAGE WILL BE UPDATED LATER ON WITH A PHOTO/COVER PAGE*** INFORMATION CIRCULAR In respect of the Annual General & Special Meeting of Shareholders to be held on June 22, 2023 DATED: May 16 2023S

TABLE OF CONTENTS

TABLE OF CONTENTS	ii
GLOSSARY	iii
INFORMATION ABOUT VOTING	1
SOLICITATION OF PROXIES	1
VOTING PROXIES AND VIFs	1
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	4
ADVANCE NOTICE MATTERS	4
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	5
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	5
INDEBTEDNESS OF DIRECTORS AND OFFICERS	5
BUSINESS AT THE MEETING	6
FINANCIAL STATEMENTS	6
NUMBER OF DIRECTORS	7
ELECTION OF DIRECTORS	7
APPOINTMENT AND REMUNERATION OF AUDITOR	15
ADOPTION OF NEW 2023 OMNIBUS EQUITY INCENTIVE PLAN	15
OTHER BUSINESS	17
COMPENSATION DISCUSSION AND ANALYSIS	17
KEY HIGHLIGHTS OF THE COMPANY’S EXECUTIVE AND DIRECTOR COMPENSATION PROGRAMS	17
COMPENSATION GOVERNANCE	18
EXECUTIVE COMPENSATION OBJECTIVES AND PHILOSOPHY	19
COMPENSATION REVIEW PROCESS	20
COMPENSATION VS. SHARE PRICE PERFORMANCE	37
CONTRACTS WITH NAMED EXECUTIVE OFFICERS	39
DIRECTOR COMPENSATION	43
DIRECTOR SHARE OWNERSHIP GUIDELINES	45
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	49
ANNUAL BURN RATE	49
ENVIRONMENTAL, SOCIAL, AND GOVERNANCE	50
ENVIRONMENTAL	50
SOCIAL	50
GOVERNANCE	50
AUDIT COMMITTEE	56
INFORMATION SECURITY	58
ADDITIONAL INFORMATION	59

GLOSSARY

In this Circular, unless otherwise stated, the following capitalized terms have the meanings set out below:

“BCBCA” means the Business Corporations Act (British Columbia).

“Board” means the board of directors of Skeena.

“Circular” means this management information circular of the Company.

“Dollars” or “$” means Canadian dollars, unless otherwise specified.

“DSU” means deferred share units that may be granted pursuant to the Omnibus Plan.

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

“Meeting” means the annual general and special meeting of Shareholders that is to be held on June 22, 2023 or any adjournment or postponement thereof.

“Named Executive Officers” or “NEOs” means:

(a)	an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year (“CEO”);

(b)	an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year (“CFO”); and

(c)	each of the three most highly compensated executive officers of the Company, including any of our subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year.

“NI 54-101” means National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators.

“NYSE” means the New York Stock Exchange.

“Omnibus Plan” means the Company’s 2023 Omnibus Equity Incentive Plan.

“Person” means an individual or a company and includes any corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual.

“PSU” means performance share units that may be granted pursuant to the Omnibus Plan.

“Record Date” means May 16, 2023.

“RSU” means restricted share units that may be granted pursuant to the RSU Plan.

“RSU Plan” means the Restricted Share Unit Plan of Skeena that was adopted by the Board on September 15, 2020 and ratified by Shareholders on October 15, 2020.

“SEDAR” means the System for Electronic Document Analysis and Retrieval filing system, available at www.sedar.com.

“Share Compensation Arrangement” means any Option under the Stock Option Plan but also includes any other stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism, including but not limited to, the RSU Plan, involving the issuance or potential issuance of Common Shares to a Service Provider (as defined in the Stock Option Plan).

“Shareholder” or “Shareholders” means a holder or holders of Shares, as applicable.

“Shares” means common shares in the capital of the Company, each of which carries the right to vote in all circumstances.

“Skeena” or the “Company” means Skeena Resources Limited.

“Stock Option Plan” means the amended Stock Option Plan of Skeena that was adopted by the Board effective June 30, 2021, replacing the previous stock option plan (the “Prior Stock Option Plan”) which was adopted by the Board on September 15, 2020 and ratified by the Shareholders on October 15, 2020.

“Options” means the stock options of the Company governed by the Stock Option Plan.

“TSX” means the Toronto Stock Exchange.

(All information set out in this Information Circular is as at May 16, 2023 unless otherwise noted)

This Circular, together with the Notice of Meeting and the Proxy (collectively, the “Meeting Materials”) are being furnished in connection with the solicitation of proxies (“Proxies”) being made by the management of Skeena for use at our annual general and special meeting of the Shareholders of the Company (the “Meeting”) and any adjournment or postponement thereof.

These Meeting Materials are being sent directly to registered Shareholders. In accordance with the provisions of NI 54-101, the Company has elected to deliver the Meeting Materials to the beneficial (or unregistered) Shareholders indirectly through intermediaries (as defined below). If you hold Shares through an Intermediary, but have not received the Meeting Materials from the Intermediary, you should contact your Intermediary for instructions and assistance in voting.

The Meeting is being held on Thursday, June 22, 2023, at 10:00 a.m. (Vancouver time) at the Company’s head office at 650 - 1021 West Hastings Street, Vancouver, BC, Canada for the purposes set forth in the accompanying Notice of Meeting. Registered shareholders and duly appointed proxyholders will be able to vote in real time and ask questions at the Meeting by following the instructions set out in this Information Circular. Non-registered shareholders who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests may listen but cannot vote at the Meeting or ask questions. We firmly believe that a virtual Meeting gives all shareholders an equal opportunity to participate, regardless of their geographic location or the particular constraints, circumstances or health risks they may be facing.

INFORMATION ABOUT VOTING

SOLICITATION OF PROXIES

While it is expected that the solicitation of proxies will be made primarily by mail, proxies may also be solicited personally or by telephone by directors, officers or employees of the Company. The cost of this solicitation is expected to be nominal and will be borne by the Company.

Skeena is not using the ‘Notice and Access’ procedures available under NI 54-101 in respect of the Meeting.

VOTING PROXIES AND VIFs

Voting

Voting at the Meeting will be by a show of hands unless a poll is required or requested. Each registered Shareholder and each person representing a registered or unregistered Shareholder through a Proxy or VIF (a “Proxyholder”) is entitled to one vote, unless a poll is required or requested, in which case each such Shareholder and each Proxyholder is entitled to one vote for each Share held or represented, respectively.

To approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an ‘ordinary resolution’) unless the motion requires a ‘special resolution’ in which case a majority of 66⅔% of the votes cast will be required. An ordinary resolution is required to pass the resolutions described herein.

Appointment of Proxyholders

The persons named in the enclosed form of Proxy as Proxyholders are directors or officers of the Company. A Shareholder has the right to appoint a person (who need not be a Shareholder) other than the persons named in the Proxy as Proxyholders to attend and vote on the Shareholder’s behalf at the Meeting. To exercise this right, the Shareholder must insert the name of the Shareholder’s nominee in the space provided or complete another appropriate form of Proxy permitted by law, and in either case send or deliver the completed Proxy following the instructions set out below.

Information Circular 2023 |	1

If the instructions in a Proxy are certain, the Shares represented thereby will be voted or withheld from voting in accordance with such instructions on any poll that may be called for, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted accordingly.

If a Shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. Where no choice has been specified by the Shareholder and the management Proxyholders named in the form of Proxy have been appointed, such Shares will be voted in accordance with the recommendations of management as set out on the form of Proxy.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed Proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting. If, however, other matters which are not now known to the management of the Company should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominees.

The Proxy must be dated and signed by the Shareholder or the Shareholder’s attorney authorized in writing in order to be valid. In the case of a corporation, the Proxy must be dated and executed under its corporate seal or signed by a duly authorized officer of, or attorney for, the corporation.

Shareholders must return their completed Proxies, together with the power of attorney or other authority, if any, under which it was signed or a notarial certified copy thereof, in accordance with the instructions thereon. Proxies may also be returned to the Company’s transfer agent, Computershare Investor Services Inc. (Attn: Proxy Department), by mail to 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery to 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9. In order to ensure your Proxy is valid and able to be acted upon at the Meeting, it must be received not less than 48 hours (excluding weekends and holidays) before the time set for holding of the Meeting or any adjournment or postponement thereof. Proxies received after that time may be accepted or rejected by the Chairman of the Meeting in the Chairman’s discretion.

Registered Shareholders

Only persons registered as Shareholders in the Company’s central securities register as of the close of business on the Record Date, or duly appointed Proxyholders, will be recognized to make motions at the Meeting.

Unregistered Shareholders

Most shareholders of the Company are “beneficial” or “unregistered” Shareholders.

You are an unregistered Shareholder if you beneficially own Shares that are held in the name of an intermediary (such as stockbrokers, securities dealers, banks, trust companies, trustees and their agents and nominees; each an “Intermediary”, and collectively, “Intermediaries”). The following information is of significant importance to Shareholders who do not hold Shares in their own name.

Information Circular 2023 |	2

Unregistered Shareholders should note that the only Proxies that can be recognized and acted upon at the Meeting are those deposited by registered Shareholders or as set out in the following disclosure. If Shares are listed in an account statement provided to a Shareholder by an Intermediary, those Shares are probably not registered in the Shareholder’s name. Such Shares will probably be registered in the name of the Intermediary, or its nominee, and can only be voted through a duly completed Proxy given by the Intermediary. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Intermediaries are required to seek voting instructions from unregistered Shareholders in advance of meetings of shareholders. Every Intermediary has its own mailing procedures and provides its own return instructions to clients. Without specific instructions, Intermediaries are prohibited from voting Shares for their clients. Therefore, each unregistered Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

There are two kinds of unregistered Shareholders – those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of securities they own knowing who they are (called “NOBOs” for Non Objecting Beneficial Owners).

In accordance with 54-101, the Company has elected to deliver the Meeting Materials indirectly through Intermediaries for onward distribution to NOBOs and OBOs (unless such Shareholder has waived the right to receive such materials). The Company does not intend to pay for Intermediaries to forward to OBOs, under NI 54-101, the Meeting Materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary, and in the case of an OBO, the OBO will not receive these materials unless the OBO’s Intermediary assumes the cost of delivery.

Generally, unregistered Shareholders who have not waived the right to receive proxy-related materials will be given a Voting Instruction Form (“VIF”) which must be completed and signed by the unregistered Shareholder in accordance with the directions in the VIF. Unregistered Shareholders should follow the instructions of their Intermediary carefully to ensure that their Shares are voted at the Meeting. The VIF or proxy supplied to you by your broker will be similar to the proxy provided to registered Shareholders by the Company; however, its purpose is limited to instructing the Intermediary on how to vote your Shares on your behalf.

Most Intermediaries in Canada and the United States of America (“USA”) delegate responsibility for obtaining instructions from clients to a third-party corporation such as Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge mails a VIF in lieu of the Proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Shares at the Meeting. You have the right to appoint a person (who need not be a Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Shares at the Meeting and that person may be you. To exercise this right, specify the name of the desired representative (which may be you) in accordance with the instructions provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting and the appointment of any Shareholder’s representative.

If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Shares voted or to have an alternative representative duly appointed to attending the Meeting and vote your Shares at the Meeting.

Shareholders with questions respecting the voting of Shares held through an Intermediary should contact that Intermediary for assistance.

Information Circular 2023 |	3

Revocation of Proxies and VIFs

Shareholders have the power to revoke Proxies previously given by them. Revocation can be effected by an instrument in writing (which includes a Proxy or VIF, as applicable, bearing a later date) signed by a Shareholder or the Shareholder’s attorney authorized in writing and, for a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation. Such instrument must be delivered to Computershare as set out under the heading ‘Information about Voting – Appointment of Proxyholders’ above, to the Company as set out under the heading ‘Additional Information’ below or to the Company’s registered office (at Suite # 650 - 1021 West Hastings Street, Vancouver, BC, Canada V6E 0C3 or by fax to (+1) 604-558-7695 any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting prior to the commencement of the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Shares are the only class of shares of the Company entitled to be voted at the Meeting. All issued Shares are entitled to be voted at the Meeting and each has one non-cumulative vote. Only Shareholders of record as at the close of business on May 16, 2023 (the “Record Date”) will be entitled to vote at the Meeting or any adjournment thereof. As at the Record Date, the Company has 78,159,768 common shares issued and outstanding.

To the knowledge of the directors and senior officers of the Company, as at the Record Date, the following are the only persons beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company:

Name	Number of Voting Securities as at Record Date	Percentage of Issued Voting Securities
Deutsche Balaton Aktiengesellschaft (“DB”)(1)	10,583,661	13.54%
BlackRock, Inc.	11,248,077	14.39%

(1)	DB, together with DELPHI Unternehmensberatung AG (“DU”), Sparta AG (“SP”), AEE Gold AG (“AE”) and 2invest AG (“2i”) whose principal businesses are to invest their own funds are together hereinafter referred to as “Joint Actors”. DB owns a majority interest in SP. DU indirectly owns a majority interest in DB. Wilhelm Konrad Thomas Zours, an individual and the sole member of the board of management of DU, owns a majority interest in DU. The Company believes that the Joint Actors directly or indirectly, have control and direction over the number and percentage of Shares indicated above.

ADVANCE NOTICE MATTERS

The Company does not have an Advance Notice Policy in place.

Information Circular 2023 |	4

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed in this Circular, no connected person has any substantial or material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than the election of directors or the appointment of auditors. For the purpose of this paragraph, “connected person” shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s prior financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of the foregoing person or company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, since the commencement of the Company’s most recently completed financial year, no informed person of the Company, proposed director or any associate or affiliate of an informed person or nominee had any material interest, direct or indirect, in any transaction or any proposed transaction which, in either case, has materially affected or would materially affect Skeena or any of its subsidiaries.

An “informed person” means:

a)	a director or executive officer of the Company,

b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company,

c)	any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and

d)	the Company itself, if and for so long as it holds any of its securities that it has purchased, redeemed or otherwise acquired.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the current or former directors, executive officers or employees of the Company or any subsidiary are indebted to the Company or any subsidiary as at the date hereof, nor were any of them indebted to the Company or any subsidiary during the financial year ended December 31, 2022.

None of the current or former directors and executive officers of the Company, proposed nominees for election as directors of the Company or associates of any such persons are, as at the date hereof or at any time during the financial year ended December 31, 2022 have been, indebted to the Company, any subsidiary or to any third party to which the Company or any subsidiary have provided a guarantee, support agreement, letter of credit or other similar arrangement or understanding in connection with a securities purchase or other program.

Information Circular 2023 |	5

BUSINESS AT THE MEETING

The following business will be conducted at the meeting:

	Business at the Meeting	Board Voting Recommendation	Page Reference
1.	Shareholders to receive the audited financial statements of the Company for the years ended December 31, 2022 and December 31, 2021 and the auditor’s report thereon, together with the interim financial statements for the period ended March 31, 2023	n/a	6
2.	To set the number of directors of the Company at six (6)	FOR	7
3.	To elect Walter Coles, Jr., Craig Parry, Greg Beard, Suki Gill, Randy Reichert and Nathalie Sajous as directors of the Company for the ensuing year	FOR	7
4.	To appoint KPMG LLP as the Company’s auditor for the ensuing year and to authorize the directors to fix the auditor’s remuneration	FOR	15
5.	To approve the adoption of the Company’s new 2023 Omnibus Equity Incentive Plan, reserve common shares from treasury for issuance thereunder, and approve the unallocated entitlements thereunder	FOR	15
6.	To consider such other business as may properly come before the Meeting	n/a	17

FINANCIAL STATEMENTS

Our audited consolidated financial statements and management’s discussion and analysis for the years ended December 31, 2022 and 2021 are available upon request from the Company. These documents were previously sent to shareholders in accordance with applicable corporate and securities laws and can also be found on the Investors section of our website at www.skeenaresources.com or under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2022 and December 31, 2021 together with the auditor’s report thereon, as well as the interim financial statements of the Company for the three-month period ended March 31, 2023, will be placed before the Shareholders at the Meeting, but no Shareholder vote is required in connection with these documents.

Information Circular 2023 |	6

NUMBER OF DIRECTORS

Management proposes that the number directors on the Company’s Board be set at six (6) for the ensuing year.

Shareholders will be asked at the Meeting to approve an ordinary resolution to set the number of directors elected for the ensuing year at six (6), subject to such increases as may be permitted by the Articles of the Company and the provisions of the BCBCA.

We recommend a vote “FOR” the approval of the resolution setting the number of directors for the ensuing year at six (6).

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of Proxy intend to vote FOR the approval of the resolution setting the number of directors for the ensuing year at five (6).

ELECTION OF DIRECTORS

Each director elected holds office until our next annual general meeting, or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our Articles or with the provisions of the BCBCA.

Shareholders will be asked at the Meeting to vote for the election of the six (6) director nominees proposed by management. Each Shareholder will be entitled to cast their votes for or withhold their votes from the election of each director nominee.

We recommend a vote “FOR” the election of each of the director nominees.

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of Proxy intend to vote FOR the election of the six (6) director nominees.

Director Nominees

The persons below are management’s nominees to the Board. The following disclosure sets out brief biographies and other relevant information for each of the nominees proposed for election to the Board. Management contemplates that each of the following six (6) nominees will be able to serve as director.

None of the proposed directors is to be elected under any arrangement or understanding between the proposed director and a third party.

The following information concerning the directors has been furnished by each of them.

Information Circular 2023 |	7

(1)	Includes principal occupation for preceding five years.
(2)	See "Contracts with Named Executive Officers " section below for more information.
(3)	The approximate number of Shares, Options and RSUs of the Company as December 31, 2022 beneficially owned, directly or indirectly, or over which control or direction is expected to be exercised by each director, is presented on a non-diluted basis. No director, together with the director’s associates and affiliates beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the Shares. Percentages are on an undiluted basis.
(4)	See “NEO Ownership Guidelines” section below for more information.

Information Circular 2023 |	8

(1)	Includes principal occupation for preceding five years.
(2)	See "Contracts with Named Executive Officers " section below for more information.
(3)	The approximate number of Shares, Options and RSUs of the Company as December 31, 2022 beneficially owned, directly or indirectly, or over which control or direction is expected to be exercised by each director, is presented on a non-diluted basis. No director, together with the director’s associates and affiliates beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the Shares. Percentages are on an undiluted basis.
(4)	See “NEO Ownership Guidelines” section below for more information.

Information Circular 2023 |	9

(1)	Includes principal occupation for preceding five years.
(2)	See "Director Compensation" section below for more information.
(3)	The approximate number of Shares, Options and RSUs of the Company as December 31, 2022 beneficially owned, directly or indirectly, or over which control or direction is expected to be exercised by each director, is presented on a non-diluted basis. No director, together with the director’s associates and affiliates beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the Shares. Percentages are on an undiluted basis.
(4)	See “Director Share Ownership Guidelines” section below for more information.

Information Circular 2023 |	10

Age

46

Present Position in Company

Director

Residence

Vancouver, British Columbia

Director Since

January 10, 2020

SUKHJIT (SUKI) GILL

Ms. Gill currently serves as a partner at Smythe LLP. She is a Chartered Accountant with 20 years experience and specializes in providing assurance services to publicly traded companies operating in the resource industry, as well as private companies across a number of industries in both Canada and the US. Ms. Gill was on the board of directors for Provincial Health Services Authority from March 2016 until March 2023 and on the board of BC Emergency Health Services from March 2016 until July 2022.

Present Principal Occupation [1]

Partner (since 2012) at Smythe LLP.

Board Member Statistics

Board/Committee Memberships	2022 Meeting Attendance	Attendance Total	2022 Compensation [2]
Board of Directors	4 of 4	100%	$408,919
Audit Committee (Chair)	4 of 4	100%	
Compensation Committee	4 of 4	100%	

Securities Held [3]

			Securities Ownership Policy Compliance [4]		
Shares	Options	RSUs	Ownership Requirement	Total Equity At-Risk	Policy Compliance
64,583	202,882	34,286	$219,000	$712,845	✓

Other Public Board Directorships

N/A

2022 Voting Results

Votes For	Percentage	Votes Withheld	Percentage
35,573,680	99.03%	348,340	0.97%

(1)	Includes principal occupation for preceding five years.
(2)	See "Director Compensation" section below for more information.
(3)	The approximate number of Shares, Options and RSUs of the Company as December 31, 2022 beneficially owned, directly or indirectly, or over which control or direction is expected to be exercised by each director, is presented on a non-diluted basis. No director, together with the director’s associates and affiliates beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the Shares. Percentages are on an undiluted basis.
(4)	See “Director Share Ownership Guidelines” section below for more information.

Information Circular 2023 |	11

(1)	Includes principal occupation for preceding five years.
(2)	See "Director Compensation" section below for more information.
(3)	The approximate number of Shares, Options and RSUs of the Company as December 31, 2022 beneficially owned, directly or indirectly, or over which control or direction is expected to be exercised by each director, is presented on a non-diluted basis. No director, together with the director’s associates and affiliates beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the Shares. Percentages are on an undiluted basis.
(4)	See “Director Share Ownership Guidelines” section below for more information.

Information Circular 2023 |	12

Age

48

Present Position in Company

Director Nominee

Residence

New York, New York

Director Since

N/A

NATHALIE SAJOUS

Nathalie Sajous is a veteran in Tech, having spent the majority of her two decade industry career at Blue chip companies like Google, Microsoft, and Disney. She has led teams and advised partners through different stages of digital transformation to unlock sustainable growth.

She advises CEOs, C-suite members and senior leadership teams how to unlock margin efficiency within their P&L as their industries experience dramatic shifts to embrace new technologies. She has partnered with F1000 companies on digital activation strategies, new business development, and on data intelligence capabilities. Nathalie holds a French Baccalaureate, a BA from Harvard and an MBA from UCLA.

Present Principal Occupation (1)

Managing Director at Google, Global Partnerships (since 2022).
Director at Google, Global Partnerships (2019 - 2022).

Board Member Statistics

Board/Committee Memberships	2022 Meeting Attendance	Attendance Total	2022 Compensation (2)
N/A	N/A	N/A	N/A

Securities Held (3)

			Securities Ownership Policy Compliance (4)		
Shares	Options	RSUs	Ownership Requirement	Total Equity At-Risk	Policy Compliance
Nil	Nil	Nil	$Nil	$Nil	Yes

Other Public Board Directorships

N/A

2022 Voting Results

Votes For	Percentage	Votes Withheld	Percentage
N/A	N/A	N/A	N/A

(1)	Includes principal occupation for preceding five years.
(2)	Ms. Sajous is a Director Nominee for the Meeting, and thus has not received any compensation from Skeena to-date.
(3)	The approximate number of Shares, Options and RSUs of the Company as December 31, 2022 beneficially owned, directly or indirectly, or over which control or direction is expected to be exercised by each director, is presented on a non-diluted basis. No director, together with the director’s associates and affiliates beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the Shares. Percentages are on an undiluted basis.
(4)	See “Director Share Ownership Guidelines” section below for more information. In accordance with the share ownership guidelines, Ms. Sajous will have 5 years from the date of her election to the Board to achieve policy compliance.

Information Circular 2023 |	13

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set forth below, to the best of management’s knowledge no proposed director is, or has been within the last ten years, a director, or executive officer of any company (including the Company) that:

a)	while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days (hereinafter referred to as an “Order”); or

b)	after that person ceased to be a director or executive officer, was subject to an Order which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer; or

c)	while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Other than as set forth below, to the best of management’s knowledge no proposed director has, within the 10 years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Beard was a director of EP Energy Corp., which is an oil and gas company that was publicly traded on the OTC Markets, incorporated in Delaware and active in Texas and Utah. In October of 2019, EP Energy Corp. sought a Chapter 11 reorganization in the U.S. Bankruptcy Court for the Southern District of Texas.

No proposed director has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective proposed directors.

Conflicts of Interest

There does not exist any conflict of interest or potential material conflict of interest between the Company and any director of officer of the Company.

Skeena may, from time to time, become involved in transactions in which directors and officers of the Company have a direct interest or influence. The interests of these persons could conflict with those of the Company, and fiduciary duty may be impaired as a result. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws, as well as the Company’s Code of Business Conduct & Ethics. In particular, in the event that such a conflict of interest arises at a meeting of directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith, and in the best interests of the Company.

Information Circular 2023 |	14

Majority Voting Policy

The Board has adopted a Majority Voting Policy for the election of directors in uncontested elections. Under this policy, if the number of Shares withheld from voting exceeds the number of Shares voted in favor of a nominee, that nominee will be considered not to have received the support of the Shareholders, even though he or she may have been duly elected as a matter of corporate law.

A person elected as a director who is considered under the foregoing threshold not to have the confidence of Shareholders must immediately submit to the Board his or her resignation for consideration by the Board. Any director who tenders his or her resignation pursuant to the Majority Voting Policy may not participate in or attend any meeting of the Board to consider whether his or her resignation should be accepted, unless his or her attendance is required to obtain quorum. If the director attends a meeting solely in order to permit the Board to attain quorum, he or she must attend in silence, may not contribute to any discussion and must abstain from all votes of the Board.

The resignation will be considered by the Board as soon as possible, but in any case, within 30 days after the Shareholder meeting at which the election of directors occurred. The Board will accept the resignation, absent exceptional circumstances. Following the Board’s decision, the Company will promptly issue a press release disclosing the Board’s determination (and, if applicable, the reasons for rejecting the resignation). The resignation will be effective when accepted by the Board.

If the Board accepts any tendered resignation in accordance with the Majority Voting Policy, subject to any corporate law restrictions, the Board may: (a) proceed to fill the vacancy through the appointment of a new director whom the Board considers to merit the confidence of the Shareholders; (b) determine not to fill the vacancy until the next annual meeting; (c) call a special meeting of Shareholders at which time there will be presented one or more management nominees to fill the vacant position; or (d) reduce the size of the Board.

The Majority Voting Policy does not apply in respect of any contested Shareholders’ meeting, which means any meeting of Shareholders where the number of directors nominated for election and voted on is greater than the number of seats available on the Board.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of KPMG LLP, Chartered Professional Accountants (“KPMG”) as our auditor to hold office until the next Annual General Meeting of Shareholders at remuneration to be fixed by the directors.

KPMG has served as our auditor since January 6, 2022.

We recommend a vote “FOR” the appointment of KPMG LLP, Chartered Professional Accountants, of Vancouver, British Columbia, as our auditor to hold office until the next Annual General Meeting of Shareholders at remuneration to be fixed by the directors.

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of Proxy intend to vote FOR the appointment of KPMG at remuneration to be fixed by the directors.

ADOPTION OF NEW 2023 OMNIBUS EQUITY INCENTIVE PLAN

On May 11, 2023, the Board approved the Omnibus Plan pursuant to which it is able to issue share-based long-term incentives. All directors, officers, employees and independent contractors of Skeena and/or its affiliates (collectively, the “Service Providers”) are eligible to receive awards under the Omnibus Plan, provided that only non-employee members of the Board shall be eligible to be granted DSUs. The purpose of the Omnibus Plan is to (i) develop the interest of Service Providers in the growth and development of Skeena through the issuance of awards to selected Service Providers; (ii) attract and retain valuable Service Providers to Skeena with a competitive compensation mechanism; and (iii) align the interests of the participants with those of Shareholders by devising a compensation mechanism which encourages the prudent maximization of distributions to Shareholders and long-term growth. The Omnibus Plan seeks to achieve these purposes by providing for awards in the form of Options, RSUs, PSUs, RSUs and dividend-equivalent rights and by limiting the number of equity-linked instruments that may be issued. Notably while the current Stock Option and RSU plans cause any unvested instruments to immediately vest on a change of control event, the new Omnibus Plan does not. In order for vesting of instruments to be accelerated following a change of control, the proposed Omnibus Plan contains a requirement that the relationship between the parties either a) be terminated without cause by the Company (or the continuing entity), or b) be terminated for reasons that are similar to constructive dismissal by the plan-participant. This type of change of control provision in the new Omnibus Plan is frequently described as a double-trigger change of control provision, and is typically viewed more favourably than the single-trigger change of control provision in the Company’s existing Stock Option and RSU plans.

Information Circular 2023 |	15

A copy of the Omnibus Plan, which has been conditionally approved by the TSX subject to the receipt of customary documentation, and which is drafted in accordance with the latest TSX policies, is attached to this Information Circular at Schedule “B”. A summary of the Omnibus Plan is included below. See “Compensation Discussion and Analysis – Proposed Equity Compensation Plan – New 2023 Omnibus Equity Incentive Plan.” The summary, however, is qualified in its entirety by the terms of the Omnibus Plan and, unless otherwise defined, all undefined terms used in this section will have the same meaning as set forth in the full text of the Omnibus Plan.

Provided the shareholders pass the ordinary resolution approving the Omnibus Plan, the existing Stock Option Plan and RSU Plan will remain in effect but no further awards will be issued thereunder and any future awards will be made under the Omnibus Plan. The unallocated options, rights and other entitlements under the existing Stock Option Plan and RSU Plan will not be submitted to the Shareholders for approval at the Meeting.

Resolution

The resolution to approve the Omnibus Plan must be passed by a majority of not less than one half plus one of the votes cast by Shareholders present in person or by proxy at the Meeting.

The following is the text of the ordinary resolution to be considered by the Shareholders at the Meeting:

BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

a)	The adoption by Skeena of the Omnibus Plan, substantially as described in the Management Information Circular and Proxy Statement of Skeena dated May 16, 2023, is hereby approved;

b)	The Board be and is hereby authorized and directed to reserve a sufficient number of Shares to satisfy the requirements for the issuance of Shares under the Omnibus Plan;

c)	The unallocated entitlements under the Omnibus Plan are hereby approved and the Company will have the ability to make grants under the Omnibus Plan until the date that is three years from the date of the Meeting, being June 22, 2026;

d)	The Board of Directors of Skeena may revoke this resolution before it is acted upon, without further approval of the shareholders; and

Information Circular 2023 |	16

e)	Any one officer or director of Skeena be and is hereby authorized and directed to do all such further acts and things and to execute and deliver or sign and file (as the case may be) all such further notices, instruments, certificates and other documents (for and on behalf of the Company and whether under corporate seal or otherwise) as such officer or director may consider necessary or advisable having regard to the foregoing paragraphs of this resolution, including but not limited to making such filings as may be required by the rules and policies of the Toronto Stock Exchange.

We recommend a vote “FOR” the adoption of the new 2023 Omnibus Equity Incentive Plan.

OTHER BUSINESS

It is not known that any other matters will come before the Meeting other than as set forth above and in the Notice of Meeting accompanying this Circular, but if such should occur, you (or your proxyholder if you are voting by proxy) can vote as you see fit. The persons named in the accompanying Form of Proxy intend to vote on any such matters in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

COMPENSATION DISCUSSION AND ANALYSIS

KEY HIGHLIGHTS OF THE COMPANY’S EXECUTIVE AND DIRECTOR COMPENSATION PROGRAMS

Provided below are highlights of the Company’s compensation programs covering both the NEOs and non-executive directors:

●	Pay for performance – The vast majority of NEO compensation is tied to “at risk” pay in the form of annual incentives and long-term incentives (namely stock options). For the Executive Chairman and CEO, 71% of target compensation is at risk, and the average target for the other four NEOs is 58% at risk.

●	Regular review of peer group – The Compensation Committee regularly reviews the applicability and continued relevance of the compensation peer group for NEOs and directors and adjusts the peer group, as necessary, to ensure it remains relevant and comparable with the ever-evolving size and scope of the Company’s operations.

●	Relevant performance metrics – The performance metrics and expected performance levels for the annual incentive plan are reviewed on an annual basis to ensure the metrics and expected levels appropriately focus the NEOs on relevant activities for the business and tie payouts to achieving positive outcomes for the Company and our Shareholders. For 2022, metrics incorporated operational execution on the Eskay Creek and Snip projects, positive year-over-year share price performance, resource growth, performance against budget as well as regulatory, environmental and safety initiatives.

●	Threshold performance expectations before incentive payouts are made – Threshold performance expectations are set to make sure that a minimum level of performance is achieved against annual incentive performance metrics before payouts can be made for that metric. If threshold performance is not achieved under the annual incentive performance metrics then no annual incentive will be paid for that metric. Stock option grants, due to the requirement for the Company’s share price to exceed the exercise price on grant date for value to be earned upon exercise, also ensure a minimum share-performance level in order for an incentive to be payable.

●	Caps on incentive payouts – Annual short-term incentive payouts are capped at 150% of target for each NEO to ensure affordability for the Company.

Information Circular 2023 |	17

●	Modest benefits – Benefits are set at competitive levels, but represent a small part of total executive compensation. These represent an investment in the health and wellbeing of our executives and contribute to attracting and retaining top talent.

●	Independent advice on compensation levels and structure – The Compensation Committee has engaged with Global Governance Advisors since 2020 to support the Compensation Committee in making decisions regarding executive and Board compensation at the Company (see “Compensation Review Process” below for more information).

●	Share ownership requirements – In May 2023, the Company expanded the application of minimum share ownership requirements from independent directors to also include NEOs. Owning an equity stake in our Company is intended to promote an alignment of interests between the Company’s directors and Shareholders.

●	Clawback Policy – In May 2023, the Company adopted a Clawback Policy permitting the Company to recoup any excess short-term or long-term incentive compensation, whether cash or non-cash, received by an executive officer over the prior three years, where it is later determined that materially non-compliant financial statements caused the executive officer to receive excess incentive compensation.

●	Limits on equity compensation to independent directors – In 2021, to help preserve director-independence, the Company imposed a restriction limiting equity compensation to non-executive directors to $150,000 per calendar year.

●	Review of compensation risk – The Compensation Committee monitors the risk inherent within its compensation program to ensure the program does not encourage excessive risk-taking.

●	No guaranteed increases in executive employment agreements – NEO employment agreements do not contain any guaranteed increases in compensation levels, and in fact NO INCREASES to 2022 base-salaries were granted to NEO’s during the most recent annual review cycle in February of 2023.

●	No re-pricing, backdating or exchanges of long-term incentive awards – Skeena does not re-price, backdate or exchange long-term incentive awards.

●	No excessive Change of Control or Termination without Cause severance obligations – NEO severance obligations are capped at no higher than 24 months in the case of a change of control of the Company and no higher than 18 months in the case of termination without cause which falls within acceptable market norms.

●	No hedging of Skeena securities – The Company’s Corporate Disclosure & Insider Trading Policy includes the prohibition of hedging or derivative trading of Skeena securities for NEOs and non-executive directors.

●	No single-trigger change of control provisions – Change of control provisions in the Company’s employment agreements only trigger when there is both a change in control of the Company and a subsequent termination of employment.

COMPENSATION GOVERNANCE

During 2022, the Company had a fully independent Compensation Committee comprised of two members (Craig Parry and Suki Gill), with Craig Parry being Committee Chair. Each of the members of the Compensation Committee have experience in the areas of human resources and compensation that is relevant to overseeing and advising on the Company’s executive compensation practices. Mr. Parry is a current and former director and officer of various publicly traded mineral exploration companies. In that role, he has reviewed and analyzed compensation strategy, practices and structures at both the Board and management levels. The Compensation Committee members had the necessary experience to enable them to make decisions on the suitability of the Company’s compensation policies or practices during 2022. The Compensation Committee’s responsibilities, powers and operation are summarized in the section below and as described in detail in the Compensation Committee Charter which is available on the governance page of our website.

Information Circular 2023 |	18

EXECUTIVE COMPENSATION OBJECTIVES AND PHILOSOPHY

The Board recognizes that the Company’s success depends greatly on its ability to attract, retain and motivate high performing employees, which can only occur if the Company has an appropriately structured and implemented compensation program.

The executive compensation program is intended to motivate our executive officers to achieve Skeena’s strategic objectives and operational plans and create outstanding shareholder value, while staying true to our mission, vision and values. Our executive compensation philosophy has the following four core goals:

1.	to assist the Company in attracting and retaining high quality employees and executives with the requisite skill set;
2.	to align our executive team’s interests with those of our Shareholders;
3.	to encourage and motivate outsized performance by reflecting each executive’s performance, expertise, and impact; and
4.	to align with the Company’s past performance and current state of development.

Since 2020, the Company through the Compensation Committee has engaged Global Governance Advisors (“GGA”), an independent compensation advisor with significant global executive and director compensation experience, to evaluate and provide recommendations on formalizing the Company’s executive and director compensation programs to be market-competitive among a defined “Peer Group” (as detailed below) and in the overall mining marketplace. This evaluation included analysis of the Company’s Peer Group and comparison of total direct compensation (base salary plus short-term incentive and long-term incentive) levels along with analysis of the Company’s short and long-term design practices relative to the competitive market. The Company’s Peer Group is reviewed periodically to ensure it remains generally aligned with the current size and scope of the Company’s operations. The Peer Group is aimed at companies that generally meet the following criteria:

●	Companies with a market capitalization between 25% and 400% of Skeena;
●	Companies within the same industry segment as Skeena (i.e. gold and precious metals mining);
●	Companies who are generally in the feasibility study, construction or early production phase;
●	Companies with a similar business strategy and scope of operations to Skeena; and
●	Publicly traded companies on major North American exchanges.

The Company’s current Peer Group consists of the following companies:

Argonaut Gold Inc.	Orla Mining Ltd.
Artemis Gold Inc.	Osisko Mining Inc.
Ero Copper Corp.	Sabina Gold & Silver Corp.
MAG Silver Corp.	Seabridge Gold Inc.
Marathon Gold Corp.	Silvercorp Metals Inc.
Orezone Gold Corp.	SilverCrest Metals Inc.

Information Circular 2023 |	19

The following organizations were removed from the peer group either due to the size of the organization no longer being relevant or due to their having been acquired. Specifically, the four peers removed from the 2022 peer group were Corvus Gold Inc., Gatos Silver Inc., NovaGold Resources Inc. and Pure Gold Mining Inc. Two new companies, Argonaut Gold Inc. and Orezone Gold Corp., were added during the year, in order to maintain the approximate size of the Peer Group.

GGA last completed a compensation review for the Company’s executives and non-employee directors in the fall of 2022, which took into account Skeena’s market capitalization and dual-listing in the United States. The Peer Group is intended to evolve over time as the nature of Skeena’s operations changes and it moves closer to a construction decision on the Eskay Creek Project.

The Company’s compensation program seeks to reward an executive officer’s current and future expected performance. Individual performance of executive officers is based on quantitative evaluations of the Company’s achievement of specific corporate objectives for which the executive shares responsibility.

The Board has adopted a Corporate Disclosure & Insider Trading Policy which includes the prohibition of hedging and derivative trading for members of the Board and senior management of the Company. During 2022, no Named Executive Officer or director, directly or indirectly, purchased any financial instruments or employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.

COMPENSATION REVIEW PROCESS

The Compensation Committee is tasked with the responsibility of, among other things, recommending to the Board, compensation policies and guidelines for executives and directors and for implementing and overseeing compensation policies approved by the Board. It is assisted in this by an external compensation consultant (GGA) who performs a benchmarking comparison with a group of peer companies, and provides recommendations and guidance to the Compensation Committee in setting appropriate levels of remuneration and in creating an appropriate compensation structure for selected senior employees within the company. Additionally, in assessing compensation levels, the Compensation Committee relies on the experience of their members as officers, directors and auditors of other publicly traded mineral exploration and development companies. The purpose of this assessment process is to:

●	evaluate the trends in executive and non-employee director compensation design;
●	understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;
●	identify and understand any gaps that may exist between the Company’s compensation rates and compensation paid by other companies; and
●	establish a basis for developing salary adjustments and short-term and long-term incentive awards.

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package of each executive officer, including the Named Executive Officers. It then submits to the Board recommendations for each executive officer with respect to base salary, bonus, and participation in equity compensation arrangements such as the Stock Option Plan and Restricted Share Unit Plan.

The Compensation Committee considered the implications of the risks associated with the Company’s compensation policies and practices and concluded that, given the nature of the Company’s business and the role of the Compensation Committee in overseeing the Company’s executive compensation practices, the compensation policies and practices do not serve to encourage any Named Executive Officer to take inappropriate or excessive risks, and no risks were identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Information Circular 2023 |	20

The Compensation Committee is required to pre-approve any compensation-related engagements by GGA. Although management of the Company may work with GGA on compensation specifics, GGA reports directly to the Compensation Committee in all engagements undertaken. The Company incurred the following fees for GGA’s work over the past two years:

Year	Executive Compensation Related Fees	All Other Fees
2022	$22,100	$45,575
2021	$34,050	$30,000

During 2022, the Compensation Committee engaged GGA to review the Company’s peer group as well as provide a comprehensive compensation benchmark analysis for our top seven executives and non-employee directors against the approved peer group. This included analysis of competitive compensation levels, and also a review of short and long-term incentive plan designs at the Company and our peers. Additionally, GGA stress-tested the Company’s shareholder approved equity incentive plans under various share price, burn rate and LTIP forecast scenarios in order to forecast the total allowable dilution needed for the Omnibus Plan returning to shareholders at the 2023 AGM. GGA provided additional governance-related support in reviewing clawback and share ownership guideline policies as well as committee charters as part of a broader governance review for the Company.

Clawback Policy

In response to GGA’s recommendations, we have adopted a clawback policy covering our executive officers that provides that in the event of a required accounting restatement, the Compensation Committee will seek reimbursement of the portion of any incentive-based compensation that would not have been paid had our financial statements been correctly stated. This policy is available on the governance page of our website.

Information Circular 2023 |	21

Elements of Executive Compensation Program

During 2022, the Company’s compensation program was comprised of five (5) components:

a.	Base salary;
b.	Incentive bonus (short term);
c.	Annual Equity compensation through the Stock Option Plan and Restricted Share Unit Plan (long term);
d.	Special Performance-Linked Equity compensation through the Stock Option Plan and Restricted Share Unit Plan (long term), and
e.	Employee benefits.

Component	Rationale & Process
Base Salary

●       Forms the basis for attracting talent, and comparing to and remaining competitive with the market.

●       Fixed, and used to determine other aspects of the compensation program.

●       Targeted at the median of the peer group while also taking into account the factors listed below.

●       Determined at the beginning of the year based on benchmarking performed by an independent consultant and grounded in market-based data. The base salary for each NEO is based on an assessment of the current competitive market, economic conditions, compensation levels within the peer group, company performance (both on an absolute basis and relative to the peer group) and the particular skills of each NEO such as leadership ability, management effectiveness, experience, technical skill and knowledge, responsibility and proven or expected performance of the particular individual.

●       Using market-based data from the external benchmarking comparison, budgetary guidelines and other internally generated planning and forecasting tools, the Compensation Committee performs an assessment of the compensation of the NEOs. The Compensation Committee then sets the base salaries of the CEO, CFO and other NEOs.

Incentive Bonus

●       Links pay to corporate and/or personal achievements for the year.

●       Incentive bonus opportunity targeted at the median of the peer group with ability to pay above median when Superior results are achieved.

●       Incentive bonus criteria are established at the start of the year and include specific targets and corporate goals. Successful achievement of an incentive bonus target will trigger a partial incentive bonus payout using a balanced scorecard approach. The Compensation Committee assesses NEO performance against the incentive bonus criteria annually and, if criteria are met, approves the payment of incentive bonuses. If a minimum ‘threshold’ level of performance is not achieved then no incentive bonus is paid to an NEO.

Information Circular 2023 |	22

Component	Rationale & Process
Annual Equity Compensation (e.g. Stock Option Plan and Restricted Share Unit Plan)

●       Links pay to the longer-term performance of the Company’s shares.

●       The level of Equity compensation granted is targeted at the median of the peer group with the ability to realize value from equity above median when superior share price performance is achieved for the Company’s Shareholders.

●       The Company has historically granted long-term incentives in the form of stock options, which vest over a three-year period and have a 5-year term to expiry. Stock Options are granted to encourage share ownership and creative value-creation for Shareholders in those receiving Options. They also help align the interests of the NEOs with the interests of Shareholders by linking a component of executive compensation to the longer-term performance of the Company’s Shares.

●       The Company also has shareholder approval for an RSU Plan, which allows for the granting of incentive shares in lieu of cash as well as the granting of time and/or performance-based share units that cover up to a 3-year period. RSUs are granted to encourage share ownership, promote retention of key executives and to help align the interests of NEOs with the interests of Shareholders by linking a component of executive compensation to the longer-term performance of the Company’s Shares.

Special Performance-Linked Equity Compensation

●       Designed to encourage the achievement of very significant multi-year value-creation milestones, e.g. the initial Feasibility Study for Eskay Creek.

●       Not designed to be awarded annually.

●       No award below threshold performance.

●       Post-vesting hold period of one year for the CEO.

●       Performance linked:

●       Better performance drives larger award, within boundaries.

●       Specific performance metrics for the Feasibility Study included a threshold-NPV of greater than $1.2B and up to $1.6B, given specified inputs, a pre-production CAPEX of less than $650M, and a requirement to be published by December 31, 2022.

●       Gating criteria included:

●       Environment: improving greenhouse gas intensity per ounce produced, as compared to the pre-feasibility study.

●       Diversity: employing at least 4% more than the BC Mining Industry average within two under-represented groups: women and Indigenous persons.

Employee Benefits

●       Participation in the Company’s employee group benefits plans is provided to each NEO where available.

●       There is no pension plan for the NEOs.

●       Benefits are designed to be competitive overall with equivalent positions in the mining industry of similar size and scope.

Information Circular 2023 |	23

Base Salary

In determining the annual base salary, the Board, with the recommendation of the Compensation Committee, considered the following factors:

●	current competitive market and economic conditions;
●	compensation levels within the peer group;
●	Company performance as compared with the peer group, including share-price performance;
●	particular skills of each NEO, such as leadership ability, management effectiveness, experience, technical skill and knowledge, responsibility and proven or expected performance of the particular individual;
●	inflation; and
●	the Company’s overall advancement of the Eskay Creek project toward commercial production.

The annual base salaries for NEOs were as follows:

Named Executive Officer and Position	2022 Base Salary ($)	2021 Base Salary ($)	% change YOY(2)
Walter Coles, Jr., Executive Chairman	$600,000	$500,000	20%
Randy Reichert, President and CEO(1)	$413,081	N/A	N/A
Andrew MacRitchie, CFO	$400,000	$325,000	23%
Shane Williams, Chief Operating Officer (“COO”)	$450,000	$375,000	20%
Paul Geddes, SVP Exploration & Resource Development	$350,000	$295,000	19%
Justin Himmelright, SVP External Affairs & Sustainability	$350,000	$300,000	17%

(1)	Mr. Reichert began 2022 as a Director of the Company. Mr. Reichert was appointed as President on April 16, 2022 and as CEO on October 31, 2022. This figure represents Mr. Reichert’s total base salary as President, CEO, and Director during 2022. Mr. Reichert also received $10,000 for director fees in 2021 which is not included in the figures above.
(2)	Year-over-year change reflects the underlying peer group salary data for comparable roles, and the desire, in early 2022, to retain the team responsible for the significant achievements in advancing the Eskay Creek Project between 2021 and 2022.

Incentive Bonus Payments

The incentive bonuses are payable in cash, and the amount payable is based on the Compensation Committee’s assessment of performance against pre-established objectives and targets in a balanced scorecard. While the objectives are largely tied to Company results, the specific metrics, scorecard weightings and performance expectations are tailored to each executive to ensure appropriate line-of-sight between the results achieved and the incentive bonus payout earned.

The table below summarizes the 2022 target incentive bonus opportunity as a percentage of base salary established by the Compensation Committee at the beginning of the year.

Named Executive Officer and Position	Target Incentive Bonus Opportunity (% of Base Salary)
Walter Coles, Jr., Executive Chairman	100%
Randy Reichert, President and CEO	100%
Andrew MacRitchie, CFO	60%
Shane Williams, COO	60%
Paul Geddes, SVP Exploration & Resource Development	50%
Justin Himmelright, SVP External Affairs & Sustainability	50%

Information Circular 2023 |	24

In respect of the 2022 financial year, the Board, with the recommendation of the Compensation Committee, awarded performance bonuses to the NEOs. The Board completed the final assessment of 2022 performance in December 2022.

Balanced scorecard criteria for the determination of the NEOs’ 2022 incentive bonus amounts fell into the following categories:

Named Executive Officer	Share Price Return	Investor Interest	Resource Growth	Project Milestones	Corporate Objectives	Systems & Processes	Achieve Budget	Safety & Environment
Executive Chairman	10%	25%	5%	25%	15%		10%	10%
President & CEO	10%	25%	5%	25%	15%		10%	10%
CFO	10%	30%				25%	25%	10%
COO	10%			65%			15%	10%
SVP Exploration & Resource Development	10%		60%				20%	10%
SVP External Affairs & Sustainability	10%			70%			10%	10%

The following table shows the results against the 2022 corporate performance measures:

Category	2022 Performance Measure	2022 Performance Factor
Share Price Return	Share price increase of 100%	0%
Investor Interest	Raise dollars to fund planned activities	100%
Resource Growth	Eskay Creek resource growth	150% (Executive Chairman) 150% (President & CEO) 100% (SVP Exploration)
Project Milestones	Timely completion of Eskay Creek Feasibility Study	0%
	Eskay Creek permitting progress	100%
	Impact Benefit Agreement progress	50%
Corporate Objectives	Transition to new President & CEO	150%
Systems & Processes	Improvements to systems and processes	75%
Achieve Budget	Meet allocated budget objectives	100%
Safety	Improve safety performance	90%
	Reduce environmental risks	100%

Information Circular 2023 |	25

The following table shows the performance results of the NEOs relative to their respective objectives:

NEO	2022 Performance Factor(1)	Actual Incentive Bonus ($)	Target Incentive Bonus Opportunity (% of Base Salary)	Actual Incentive Bonus (% of Base Salary)
Walter Coles, Jr.	89%	$534,000	100%	89%
Randy Reichert	89%	$354,146	100%	89%
Andrew MacRitchie	83%	$198,600	60%	50%
Shane Williams	24%	$64,800	60%	14%
Paul Geddes	89%	$155,750	50%	45%
Justin Himmelright	79%	$138,250	50%	40%

(1)	The Peformance Factor multiplied by the Target Incentive Bonus Opportunity multiplied by the Base Salary yields the Annual Incentive Bonus amount.

Equity Compensation

The Company has been providing for equity participation in the Company through its Stock Option Plan and Restricted Share Unit Plan, but has proposed that shareholders adopt the single new 2023 Omnibus Equity Incentive Plan in order to combine and streamline the two plans, and to provide more definitive terms governing performance-linked equity incentives. The Omnibus Plan is described in more detail in the section “Proposed Equity Compensation Plan – New 2023 Omnibus Equity Incentive Plan.”

The Company’s maximum allocation for the current Stock Option Plan and Restricted Share Unit Plan is an aggregate of 10% of the outstanding common shares of the Company from time to time, broken down as follows:

●	Stock Option Plan – Up to 10% of the issued and outstanding Common Shares from time to time for stock options granted under the Stock Option Plan (subject to a smaller percentage in the event RSUs are granted under the Restricted Share Unit Plan).

●	Restricted Share Unit Plan – Up to 5% of the issued and outstanding Common Shares from time to time to settle in restricted share units (“RSUs”), including time-based and performance-based share units (subject to a smaller percentage in the event more than 5% of shares outstanding are granted under the Stock Option Plan).

The granting of stock options and RSUs is intended to encourage the maximization of shareholder value by better aligning the interests of the executive officers with the long-term interests of shareholders while also aiding in building share ownership and retention of the Company’s employees.

Current Equity Compensation Plans - Stock Option Plan

The Stock Option Plan is designed to reward participants for generating value to shareholders and establishing alignment between pay and performance. The Compensation Committee believes that the Stock Option Plan aligns the interests of the NEOs with the interests of Shareholders by linking a component of executive compensation to the longer-term performance of the Shares. Stock Options are an effective form of long-term incentive for an exploration phase mining company because the term to expiry associated with a stock option grant can incentivize and retain employees as the company progresses from the exploration phase towards the production phase.

Information Circular 2023 |	26

The Stock Option Plan has been prepared by the Company in accordance with the policies of the TSX. The full text of the Stock Option Plan, as amended, has been filed on June 1, 2021 on the Company’s SEDAR profile at www.sedar.com, its EDGAR profile at www.sec.gov, as well as on the Company’s website. It is described in additional detail within this document under the heading “Securities Authorized for Issuance under Equity Compensation Plans.”

Following the 2021 Annual General Meeting, minor amendments were made to the Stock Option Plan primarily to limit the grant of new Options to any non-executive director to an aggregate value of $100,000 per year.

The Stock Option Plan is in the form of a rolling plan, which reserves for issuance up to a maximum of 10% of the issued and outstanding Shares at any time, less any Shares currently reserved pursuant to grants under any other equity incentive plan of the Company, including the Company’s RSU Plan. The Stock Option Plan is administered at the Board level. Subject to the provisions of the Stock Option Plan, the Board in its sole discretion will determine all Options to be granted pursuant to the Stock Option Plan, the exercise price therefor and any special terms or vesting provisions applicable thereto. The Board complies with all TSX and other applicable regulatory requirements in granting Options and otherwise administering the Stock Option Plan. The Company does not permit any loans to plan participants for the purpose of exercising or settling equity awards, and Options are not assignable. Historically, as is common for early-stage exploration companies, Options were granted to NEOs from time to time, as the Compensation Committee believed was appropriate in the circumstances and in such amounts as were determined by the Compensation Committee and approved by the Board. In determining the distribution of Option grants, the Compensation Committee took into account the Options previously granted by the Company. In addition, the Committee would consider each individual’s performance and the Committee’s assessment of each individual’s contribution to increasing Shareholder value. Looking ahead to future Option grants, the Compensation Committee is developing target incentive opportunity levels among the annual and long-term incentive components of compensation for each NEO. These target opportunity levels will assist the Compensation Committee in objectively determining the appropriate value of equity compensation for members of senior management. The Board shall maintain discretion to adjust the incentive opportunity levels from time to time at their sole discretion.

The Stock Option Plan authorizes Options to be granted to the Optionees on the following terms:

1.	The number of Shares available for issuance pursuant to outstanding stock options or any other Share Compensation Arrangement, including the RSU Plan, cannot exceed an aggregate of 10% of the issued Shares.

2.	Unless otherwise determined in the discretion of the Board, the number of Shares that may be reserved for issuance under the Stock Option Plan to any one Optionee, other than non-executive Directors, will not exceed 5% of the Outstanding Shares on a non-diluted basis, less any Common Shares reserved for issuance to such Optionee under Share Compensation Arrangements other than the Stock Option Plan. The aggregate number of Common Shares issuable to Optionees who are non-executive Directors, at any time, under all of the Share Compensation Arrangements, may not exceed five (5%) percent of the issued and outstanding Common Shares. In addition, the aggregate equity award value, based on the date of grant fair value of all awards granted under all of the Share Compensation Arrangements of the Company to any one award-recipient who is a non-executive Director may not exceed $150,000 within any one financial year of the Company, of which no more than $100,000 may be granted in the form of Options; however, such limits shall not apply to Restricted Share Units granted to the non-executive Director in lieu of any cash retainer or meeting fees and such Restricted Share Units may not be included in determining the limits where the aggregate accounting fair value on the date of grant of such Restricted Share Units is equal to the amount of the cash retainer or meeting fees in respect of which such Restricted Share Units were granted.

Information Circular 2023 |	27

3.	Approval by disinterested Shareholders must be obtained (such approval has not been, nor is it intended to be, sought) if stock options granted under the Stock Option Plan, together with all of the Company’s previously established and outstanding stock options, stock option plans, employee stock purchase plans, incentive share plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, could result in the grant to insiders of Options, incentive shares or other awards granted pursuant to an equity incentive plan, to purchase that number of Shares exceeding 10% of the outstanding Shares.

4.	The exercise price of the Options cannot be set at less than the market price of the Shares on the day before the granting of the Options.

5.	The Options may be exercisable for up to ten years.

6.	The Options can only be exercised by the Optionee (to the extent they have already vested) for so long as the Optionee is a director, officer or employee of, or consultant to, the Company or any subsidiary or is an employee of the Company’s management corporation and within a period thereafter not exceeding the earlier of:

(a)	the original expiry date;

(b)	90 days (or such longer period as the Board may determine) after ceasing to be a director, officer, employee or consultant for any reason other than death; or

(c)	if the Optionee dies, within one year from the Optionee’s death.

7.	The Options are not assignable except to a wholly-owned holding corporation or to a beneficiary upon the death of the Optionee.

8.	No financial assistance is available to Optionees under the Stock Option Plan.

9.	Any amendments to the Stock Option Plan or outstanding stock options are subject to the approval of the TSX and, if required by the TSX or the Stock Option Plan, of the Shareholders, possibly with only ‘disinterested Shareholders’ being entitled to vote. Disinterested Shareholder approval must be obtained for the reduction of the exercise price of Options (including the cancellation and re-issuance of Options so as to effectively reduce the exercise price) of Options held by insiders. The amendment to an outstanding Option will also require the consent of the Optionee.

No Options have been granted under the Stock Option Plan which are subject to Shareholder approval.

Current Equity Compensation Plans - Restricted Share Unit Plan (“RSU Plan”)

The purpose of the RSU Plan is to provide a long-term incentive program to help attract, motivate and retain the plan participants: the directors, officers and employees of the Company and any subsidiaries, employees of any management corporation and consultants to the Company (collectively, “Participants”). The RSU Plan will also advance the Company’s interests by providing recipients an opportunity to acquire an equity interest in the Company through the granting of restricted share awards under the RSU Plan, aligning interests of recipients with Shareholders over the medium and longer term. The full text of the RSU Plan was filed on June 1, 2021 on the Company’s SEDAR profile at www.sedar.com, its EDGAR profile at www.sec.gov, as well as on the Company’s website. It is described in additional detail within this document under the heading “Securities Authorized for Issuance under Equity Compensation Plans.”

Information Circular 2023 |	28

The RSU Plan authorizes restricted share units (“RSU”) to be granted to Participants on the following terms:

1.	The number of Shares available for issuance pursuant to RSUs granted under the RSU Plan cannot exceed an aggregate of 5% of the issued Shares.

2.	The number of Shares available for issuance pursuant to RSUs, whether to insiders or otherwise, together with any other equity incentive plans, including Options, cannot exceed 10% of the issued and outstanding Shares.

3.	The aggregate equity award value, based on grant date fair value, of any grants under any share compensation arrangements of the Company, that may be made to a Participant who is a non-executive director shall not exceed $150,000 for each calendar year.

4.	When a cash dividend is paid on Shares, a Participant with valid RSUs will be credited with an additional number of RSUs calculated as the cash that would have been paid on the shares underlying the RSUs divided by the number of Shares available for issuance pursuant to RSUs, whether to insiders or otherwise, together with any other equity incentive plans, including Options, cannot exceed 10% of the issued and outstanding Shares.

5.	The RSUs shall expire on the date specified in a specific share grant agreement, or if later or no such date is specified, December 31 of the third calendar year following the end of the applicable “Service Year”, being the year in which the Participant performed the services to which the grant of RSUs relates.

6.	The vesting conditions of the RSUs are at the discretion of the Board of Directors. The 2022 RSU grants in part vest based on time and also in part based on Performance Conditions (“Performance RSUs”) over a 24 month period. The RSUs granted in 2021 will fully vest in 2 years from the date of grant.

7.	Subject to the RSU Plan and any express resolution passed by the Board, on a Participant's termination date, any RSUs granted to such Participant which have not vested prior to the Participant's termination date shall terminate and become null and void as of such date.

8.	No financial assistance is available to the Participants under the RSU Plan.

9.	The RSUs are not assignable except to a dependent or relation of the Participant as a beneficiary in the event of the death of the Participant.

10.	Any amendments to the RSU Plan or outstanding RSUs are subject to the approval of the TSX and, if required by either the TSX or the RSU Plan, are also subject to the approval of the Shareholders.

Proposed Equity Compensation Plan – New 2023 Omnibus Equity Incentive Plan

On May 16, 2023, the Board approved the Omnibus Plan pursuant to which it is able to issue share-based long-term incentives. All directors, officers, employees and independent contractors of Skeena and/or its affiliates (collectively, the “Service Providers”) are eligible to receive awards under the Omnibus Plan, provided that only non-employee members of the Board shall be eligible to be granted DSUs. The purpose of the Omnibus Plan is to (i) develop the interest of Service Providers in the growth and development of Skeena through the issuance of awards to selected Service Providers; (ii) attract and retain valuable Service Providers to Skeena with a competitive compensation mechanism; and (iii) align the interests of the participants with those of Shareholders by devising a compensation mechanism which encourages the prudent maximization of distributions to Shareholders and long-term growth. The Omnibus Plan seeks to achieve these purposes by providing for awards in the form of Options, RSUs, PSUs, RSUs and dividend-equivalent rights.

Information Circular 2023 |	29

Financial Assistance

No financial assistance is available to plan participants under the Omnibus Plan.

Shares Available for Awards

The types of awards available under the Omnibus Plan include Options, RSUs, PSUs, DSUs and dividend-equivalent rights (collectively, "Awards"). The Omnibus Plan sets various maximums on the number of Shares available for issuance pursuant to the exercise or redemption, as applicable, of Awards granted under the Omnibus Plan, together with Shares issuable pursuant to all other security-based compensation arrangements of the Company (a “Comprehensive Award Number”). The overall Comprehensive Award Number shall not exceed 10% of the issued Shares outstanding from time to time. The overall Comprehensive Award Number for share-units only (ie. excluding Options) shall not exceed 5% of the issued Shares outstanding from time to time. The Comprehensive Award Number for any one participant shall not exceed 2.5% of the issued Shares outstanding from time to time. The Comprehensive Award Number for all insiders shall not exceed 10% of the issued Shares outstanding from time to time. Each of the above stated limits are subject to certain adjustments provided in the Omnibus Plan.

As of May 16, 2023, there were 78,159,768 Shares issued and outstanding, an aggregate of 4,654,629 Options outstanding and unexercised under the current Stock Option Plan and an aggregate of 2,180,133 RSUs under the RSU Plan. As a result, if the Omnibus Plan is approved at the Meeting, 981,215 Shares will be remaining for issuance under the Omnibus Plan which, together with the Shares underlying the outstanding and unexercised Awards and Options under existing plans will represent 10% of the current Shares outstanding. For clarity, no further grants of Shares will be allowed under the Stock Option Plan and RSU Plan upon shareholder acceptance of the Omnibus Plan.

The aggregate number of Shares issuable to directors of the Company who are not officers or employees of the Company under the Omnibus Plan and all of the Company’s other security based compensation arrangements shall be limited to 1.2% of the issued and outstanding Shares (calculated on non-diluted basis) provided that the value of all Awards and all other security based compensation arrangements of the Company issuable to any one director who is not an officer or employee of the Company within any one year period shall not exceed a grant value of $100,000 of Options and $150,000 in total equity (together, the “Independent Director Limit”). Directors of the Company who are not officers or employees of the Company shall not be eligible to be granted RSUs or PSUs pursuant to the Omnibus Plan. Notwithstanding this, but subject to the other limitations set out in the Omnibus Plan, upon joining the board, an initial one-time award of Shares to a new director of the Company who is not an officer or employee of the Company, up to a maximum value of $100,000, shall be permissible and shall not be subject to the Independent Director Limit along with any awards made in lieu of cash fees as long as awards are made at an equivalent value to the cash fees for which the award is being exchanged. Disclosure and rationale related to the initial one-time award shall be clearly provided in the Company’s public disclosure documents for the year during which the award occurred.

Administration

The Omnibus Plan will be administered by the Board, or an independent committee of the Board which shall, from time to time, at its sole and absolute discretion: (i) interpret and administer the Omnibus Plan and Award Agreements; (ii) establish, amend and rescind any rules and regulations relating to the Omnibus Plan and Award Agreements; and (iii) make any other determinations that the Board deems necessary or desirable for the administration of the Omnibus Plan and Award Agreements.

Information Circular 2023 |	30

Awards

Options

The Board may grant Options to Participants under the Omnibus Plan. The purchase price per Share purchasable under an Option (the “Exercise Price”) will be determined by the Board and set out in the Award Agreement; provided, that the Exercise Price shall not be less than the trading price for such Shares at the time of the most recent close on the Toronto Stock Exchange at the time of grant of that Option.

The Board will determine the vesting conditions, the time or times at which an Option may be exercised (the “Exercise Period”) in whole or in part, the date of expiry of the Exercise Period (the “Expiry Date”) and the method or methods by which, and the form or forms in which payment of the Exercise Price with respect thereto may be made. The Expiry Date of any Option that is granted will not be more than 5 years after the date an Option is granted. This represents a reduction from a maximum life of 10 years under the current Stock Option Plan.

If the Expiry Date for an Option occurs during a Blackout Period applicable to the relevant Participant, or within 10 business days after the expiry of a Blackout Restriction Period applicable to the relevant Participant, then the Expiry Date for that Option shall be the date that is the 10th business day after the expiry date of the Blackout Restriction Period.

Restricted Share Units

The Board may grant RSUs to Participants under the Omnibus Plan, each of which will consist of the right to receive, at the sole discretion of the Board, one Share or the Cash Equivalent as at the date of redemption, subject to the terms of any applicable Award Agreement, and which are subject to such restrictions as the Board may impose, which restrictions may lapse separately or in combination at any time or times, in such instalments or otherwise, as the Board may deem appropriate. The Board may impose any conditions or restrictions on the vesting or redemption of RSUs as it may deem appropriate.

At the time of grant of a RSU, the Board shall specify the year of service of the Participant in respect of which the RSU is granted (the “RSU Service Year”). No vesting condition for a RSU shall extend beyond December 15 of the third calendar year following the RSU Service Year in respect of which the RSUs were granted. Subject to the terms of the Omnibus Plan, after any RSUs become Vested Restricted Share Units, on the date that is no less than three years following the end of the relevant RSU Service Year, or such other date determined by the Board, in its sole discretion, such Vested RSUs shall be redeemed, at the sole discretion of the Board, for the Cash Equivalent, Shares issued from treasury or a combination of the Cash Equivalent and Shares from treasury.

If the RSU Redemption Date for a RSU occurs during a Blackout Restriction Period applicable to the relevant Participant, or within 10 business days after the expiry of a Blackout Restriction Period applicable to the relevant Participant, then the RSU Redemption Date for that RSU shall be the date that is the 10th business day after the expiry date of the Blackout Restriction Period.

Performance Share Units

The Board may grant to a Participant PSUs each of which will consist of the right to receive, at the sole discretion of the Board, one Share or the Cash Equivalent as at the date of redemption, subject to the terms of any applicable Award Agreement, and which are subject to such restrictions as the Board may impose, which restrictions may lapse separately or in combination at any time or times, in such instalments or otherwise, as the Board may deem appropriate. The Board may impose any conditions or restrictions on the vesting or redemption of PSUs as it may deem appropriate.

Information Circular 2023 |	31

At the time of grant of a PSU, the Board shall specify the year of service of the Participant in respect of which the PSU is granted (the “PSU Service Year”). No vesting condition for a PSU shall extend beyond December 15 of the third calendar year following the PSU Service Year in respect of which the PSUs were granted. Subject to the terms the Omnibus Plan, after any PSUs become Vested Performance Share Units, on the date which is no less than three years following the end of the relevant PSU Service Year, or such other date determined by the Board, in its sole discretion, such Vested Performance Share Units shall be redeemed, at the sole discretion of the Board, for the Cash Equivalent, Shares issued from treasury or a combination of the Cash Equivalent and Shares from treasury.

If the Performance Share Unit Redemption Date for a PSU occurs during a Blackout Restriction Period applicable to the relevant Participant, or within 10 business days after the expiry of a Blackout Restriction Period applicable to the relevant Participant, then the Performance Share Unit Redemption Date for that PSU shall be the date that is the 10th business day after the expiry date of the Blackout Restriction Period.

Deferred Share Units

The Board may grant to non-employee members of the Board DSUs, which may have all of the rights and restrictions that may be applicable to PSUs or RSUs, except that the DSUs may not be redeemed until the Participant has ceased to hold all offices, employment and directorships with the Company and all affiliates of the Company.

No payment shall be made in respect of a DSU until after the earliest time of: (i) the Participant's death; or (ii) the latest time that the Participant ceases to be an employee, officer or director of the Company or any affiliate of the Company (each, a “Triggering Event”). After the occurrence of a Triggering Event in respect of a Participant, on December 15th of the calendar year commencing immediately after the date of the Triggering Event, or such other date determined by the Board, in its sole discretion (the “Deferred Share Unit Redemption Date”), the Vested Deferred Share Units credited to the Participant's Deferred Share Unit Account shall be redeemed, at the sole discretion of the Board, in cash, Shares issued from treasury or a combination of both cash and Shares from treasury.

If the Deferred Share Unit Redemption Date for a DSU occurs during a Blackout Restriction Period applicable to the relevant Participant, or within 10 business days after the expiry of a Blackout Restriction Period applicable to the relevant Participant, then the Deferred Share Unit Redemption Date for that DSU shall be the date that is the 10th business day after the expiry date of the Blackout Restriction Period.

Dividend Equivalent Rights

The Board may grant eligible Participants the rights described below as Dividend Equivalent Rights. Unless otherwise determined by the Board in its sole discretion or as may otherwise be set out in the applicable Award Agreement, on the payment date for cash dividends paid on Shares (the “Dividend Payment Date”), each Participant's Restricted Share Unit Account, Performance Share Unit Account and/or Deferred Share Unit Account, as applicable, shall be credited with additional RSUs, PSUs or DSUs, as applicable, in respect of RSUs, PSUs or DSUs, as applicable, credited to and outstanding in the Participant's Account as of the record date for payment of such dividends (the “Dividend Record Date”).

The number of such additional RSUs, PSUs or DSUs, as applicable, to be credited to the Participant's Account(s) will be calculated by dividing the total amount of the dividends that would have been paid to such Participant if the RSUs, PSUs or DSUs, as applicable, in the Participant's Account, as of the Dividend Record Date, were Shares, by the Fair Market Value of a Share on the Dividend Payment Date, with the “Fair Market Value” being: (1) with respect to any property other than Shares, RSUs, PSUs or DSUs, the fair market value of that property determined by those methods or procedures as may be established from time to time by the Company, acting reasonably; and (2) with respect to any Shares, RSUs, PSUs or DSUs, the volume weighted average trading price for such Shares or the number of Shares underlying such RSUs, PSUs or DSUs, as applicable, on the Principal Market for the five days preceding the date of reference on which the Shares traded.

Information Circular 2023 |	32

Cessation of Employment and Forfeitures

Options

If, prior to the expiry of any Options, a Participant ceases to be a Service Provider by reason of death or long-term disability of such Participant, then: (a) all outstanding unvested Options granted to such Participant shall immediately and automatically terminate other than those Options which would have vested within the one-year period following the date of such termination if such termination had not occurred, which Options shall be deemed to be vested upon such termination; and (b) only such Participant or the person or persons to whom such Participant's rights under the Options pass by such Participant's will or applicable law shall have the right to exercise part or all of such Participant's outstanding and vested Options at any time up to and including the earlier of: (i) the date which is one year following the date of death or long term disability; or (ii) the Expiry Date of such Options.

If, prior to the expiry of any Options, a Participant ceases to be a Service Provider for any other reason, then: (a) all outstanding unvested Options granted to such Participant shall immediately and automatically terminate; and (b) such Participant shall have the right to exercise part or all of his or her outstanding vested Options at any time up to and including the earlier of: (i) the date which is 90 days following the date of such termination, resignation or cessation of employment; and (ii) the Expiry Date of the vested Options.

Restricted Share Units and Performance Share Units

If, prior to the Redemption Date of any PSUs or RSUs, a Participant ceases to be a Service Provider for any reason whatsoever, including termination of his employment by his employer for cause or voluntary resignation, but excluding the circumstances described below, all PSUs and RSUs of such Participant shall be immediately forfeited upon such event, all rights of the Participant under the Omnibus Plan shall terminate and no cash shall be payable at any time in lieu of such forfeited PSUs and RSUs.

If, prior to the Redemption Date of any PSUs or RSUs, a Participant ceases to be a Service Provider by reason of death, long term disability, retirement from active employment or for any other reason as may be specifically approved by the Board, the Omnibus Plan in all respects shall continue with respect to such Participant's PSUs and RSUs and the Participant, or the person or persons to whom the PSUs and RSUs pass by the Participant's will or applicable law shall be entitled to redeem and receive payment for such PSUs and RSUs that such Participant is entitled to on each applicable Redemption Date in accordance with the terms of the Omnibus Plan.

If, prior to the Redemption Date of any PSUs or RSUs, a Participant ceases to be a Service Provider by reason of termination of his employment without cause then the Participant shall be entitled to redeem and receive payment for each PSU and RSU that such Participant would have been entitled to in accordance with the terms of the Omnibus Plan if the applicable Redemption Date of the PSU or RSU falls within the notice period provided to the Participant by the Corporation on termination of his employment; however, if the applicable Redemption Date of the PSU or RSU falls outside the notice period, then the PSU or RSU shall be immediately forfeited. Further provided, however, that in the event that any PSUs or RSUs are subject to performance criteria, the Board shall consider the extent of satisfaction of such performance criteria in determining the number of RSUs or PSUs that shall vest.

Information Circular 2023 |	33

Transferability

No Award, and no right under any such Award, may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant otherwise than by will, by the laws of descent or by the designation of a Beneficiary by a Participant. Each Award, and each right under any Award, will be exercisable during the Participant's lifetime only by the Participant or, if permissible under applicable law, by the Participant's guardian or legal representative.

Capital Changes, Corporate Transactions and Change of Control

The Omnibus Plan contains provisions for the equitable treatment of Awards in relation to any dividend or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, share split, share dividend, reverse share split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the commons, or other similar corporate transactions or events that affect the Shares of the Company.

In the event of a Change in Control, the Board may provide that: (1) the successor Company or entity will assume each Award or replace it with a substitute Award on terms substantially similar to the existing Award; (2) the Awards will be surrendered for a cash payment made by the successor Company or entity equal to the Fair Market Value thereof; or (3) any combination of the foregoing.

Notably while the current Stock Option and RSU plans cause any unvested instruments to immediately vest on a change of control event, the new Omnibus Plan does not. In order for vesting of instruments to be accelerated following a change of control, the proposed Omnibus Plan contains a requirement that the relationship between the parties either a) be terminated without cause by the Company (or the continuing entity), or b) be terminated for reasons that are similar to constructive dismissal by the plan-participant. This type of change of control provision in the new Omnibus Plan is frequently described as a double-trigger change of control provision and is typically viewed more favourably than the single-trigger change of control provision in the Company’s existing Stock Option and RSU plans.

Amendment and Termination of the Omnibus Plan

The Board may amend, alter, suspend, discontinue, or terminate the Omnibus Plan without the consent of any Shareholder, Participant, other holder or Beneficiary of an Award, provided that any amendment, alteration, suspension, discontinuation, or termination that would impair the rights of any Participant or holder or Beneficiary of any Award previously granted, will not to that extent be effective without the consent of the Participant or holder or Beneficiary of an Award. However, without the approval of the Shareholders, no amendment, alteration, suspension, discontinuation, or termination will be made that would:

●	increase the total number of Shares available for Awards under the Omnibus Plan, except pursuant to an equitable adjustment or Change of Control;

●	reduce the exercise price or extend the term of any Award;

●	have the effect of cancelling any Awards and concurrently reissuing such Awards on different terms;

●	remove or exceed the individual participation limits;

●	remove or exceed the insider participation limits;

●	modify or amend the limits to the number of Shares issuable to directors of the Company who are not officers or employees;

Information Circular 2023 |	34

●	increase limits imposed on the participation of directors that are not officers or employees of the Company;

●	otherwise cause the Omnibus Plan to cease to comply with any tax or regulatory requirement, including for these purposes any approval or other requirement;

●	have the effect of amending the amendment provisions of the Omnibus Plan;

●	modify or amend the provisions of the Omnibus Plan in any manner which would permit Awards, including those previously granted, to be transferable or assignable in a manner otherwise than as provided for by the Omnibus Plan as presented in Schedule “B”; or

●	change the eligible Service Providers under the Omnibus Plan which would have the potential of broadening or increasing insider participation;

provided that Shareholder approval will not be required for any of the following types of amendments:

●	amendments of a “housekeeping” nature (including, without limitation, to clarify the meaning of an existing provision of the Omnibus Plan, correct or supplement any provision of the Omnibus Plan that is consistent with any other provision of the Omnibus Plan, correct any grammatical or typographical errors or amend the definitions in the Omnibus Plan regarding administration of the Omnibus Plan); or

●	a change to the termination provisions of Options which does not entail an extension beyond the original Expiry Date.

NEO STOCK OWNERSHIP GUIDELINES

In May 2023, in support of the Company’s goal of aligning directors’ and shareholders’ interests, the Board adopted a Stock Ownership Guidelines Policy. The policy prescribes that NEOs and Non-employee Directors hold stock having a minimum value of three times their annual base salary or annual cash retainer, respectively. The requirement may be satisfied through:

●	Shares owned directly or indirectly by the individual, including those acquired through vested Company equity awards;

●	Shares owned jointly with the individual’s spouse, or Shares held in trust for the benefit of the individual, the individual’s spouse and/or the individual’s children;

●	Vested or unvested RSU equity awards; and

●	PSUs for which the performance-vesting criteria have been satisfied, and which will vest on a specified date in the future, with the only remaining requirement being that the individual remains in their role.

For further clarity, unexercised stock options and unearned PSU equity awards are not considered Shares owned for the purposes of this policy.

The prescribed level of Share ownership is expected to be satisfied by each Individual within five years after first becoming subject to this policy. Compliance with the share ownership guideline will be assessed each January. Securities beneficially owned, controlled directly or indirectly will be valued at the higher of their value at the time of acquisition or award and their market value based on the closing price of the Company’s Shares on the TSX on the determination date.

Information Circular 2023 |	35

	Equity Ownership at (December 31, 2022)				Meets Share
Name	Common Shares	RSUs	Total Equity At-Risk(1)	Share Ownership Requirement	Ownership Guidelines
Walter Coles, Jr.	845,525	308,161	$8,318,076	$1,800,000	Yes
Randy Reichert	15,050	528,468	$3,918,765	$1,800,000	Yes
Andrew MacRitchie	220,978	171,005	$2,826,197	$1,200,000	Yes
Shane Williams	50,000	174,851	$1,621,176	$1,350,000	Yes
Paul Geddes	Nil	112,344	$810,000	$1,050,000	No(2)
Justin Himmelright	Nil	112,344	$810,000	$1,050,000	No(2)

(1)	Calculated using closing price of $7.21 for the Common Shares on the TSX on December 31, 2022.
(2)	Mr. Geddes and Mr. Himmelright are in compliance with the Stock Ownership Guidelines Policy which provides them until May 2028 to reach the prescribed level of Share ownership .

Equity Compensation Targets and Awards

The following table specifies the value of equity compensation granted to NEOs as RSUs in 2022.

Named Executive Officer and Position	Number of RSUs Granted		Grant Price	Grant Date Fair Value of RSUs ($)	Number of Special Performance RSUs Granted		Grant Price	Grant Date Fair Value of Special Performance RSUs ($)
Walter Coles, Jr., Executive Chairman	69,231	(1)	$13.00	$900,003	238,930	(3)	$6.11 - $7.08	$1,546,150
Randy Reichert, President & CEO	281,538	(2)	$13.00	$3,659,994	238,930	(4)	$6.11 - $7.08	$1,546,150
Andrew MacRitchie, CFO	30,769	(1)	$13.00	$399,997	140,236	(4)	$7.08	$992,871
Shane Williams, COO	34,615	(1)	$13.00	$449,995	140,236	(4)	$7.08	$992.871
Paul Geddes, SVP Exploration & Resource Development	18,846	(1)	$13.00	$244,998	93,498	(4)	$7.08	$661,966
Justin Himmelright, SVP External Affairs & Sustainability	18,846	(1)	$13.00	$244,998	93,498	(4)	$7.08	$661,966

(1)	RSUs vest 100% on the 2nd anniversary grant date.
(2)	50,791 of the RSUs vest 100% on the 2nd anniversary grant date. 230,769 of the RSUs vest one-third on each of the 12-month, 18-month, and 24-month anniversaries from grant date.
(3)	RSUs had performance vesting conditions and vest 100% on the 1st anniversary of the satisfaction of the performance criteria. but are subject to a one-year mandatory holding period following vesting.
(4)	RSUs had performance vesting conditions and vest 100% on the 2nd anniversary of the satisfaction of the performance criteria.

Information Circular 2023 |	36

Target long-term incentive plan (“LTIP”) opportunity levels for 2022 were as follows:

Named Executive Officer and Position	Target LTIP Opportunity (% of Base Salary)
Walter Coles, Jr., Executive Chairman	150%
Randy Reichert, President and CEO	150%
Andrew MacRitchie, CFO	100%
Shane Williams, COO	100%
Paul Geddes, SVP Exploration & Resource Development	70%
Justin Himmelright, SVP External Affairs & Sustainability	70%

COMPENSATION VS. SHARE PRICE PERFORMANCE

Total compensation has been designed by the Board to ensure alignment with Shareholder values and to award the achievement of short and long-term company objectives. A significant portion of the NEO’s total compensation has been tied to equity-based awards which are considered at-risk and long-term performance based. Notably, as part of the Board’s response to negative shareholder returns over the past two years, there were no increases in CEO or NEO base-salary awarded during the Compensation Committee’s meetings in February 2023 which completed the 2022 compensation-review process.

The graph below compares the total shareholder return for $100 invested in Shares of the Company with the cumulative total return of the S&P TSX Composite Index and the S&P/TSX Global Gold Index for the Company’s five most recently completed financial years. The graph also shows the relationship between shareholder value and total compensation for the CEO over the same period, for the purposes of comparing compensation to performance.

When viewing the graph below, note that:

•	Skeena’s value has increased 158% over the past five years as compared with both the S&P/TSX Composite Index and S&P/TSX Global Gold Index which increased 39% and 54% respectively.

•	Total Cash Compensation, Total Reported Compensation and Total Realizable Compensation figures for 2017 to 2022 represent compensation for the Company’s CEO.

•	Total Reported Compensation for each year represents the aggregate of the total compensation for the CEO as presented in the Summary Compensation Table for each year, inclusive of the grant date fair value of option-based and share-based awards.

•	By comparison, Total Realized and Realizable Compensation (the sum total of salary, short-term incentive paid and the realized/realizable value of stock option and RSU grants for each year) represents the compensation that has been realized or is still realizable for the CEO, as of December 31, of each year.

Information Circular 2023 |	37

Total Shareholder Return vs. CEO Compensation

$600
$500
$400
$300
$200
$100
$0
$10
$9
$8
$7
$6
$5
$4
$3
$2
$1
$0
Millions
2017
2018
2019
2020
2021
2022
Total Cash Compensation
Total Reported Compensation
Total Realized & Realizable Compensation
Skeena Resources
S&P/TSX Global Gold Index
S&P/TSX Composite Index

As shown in the graph above, the Realized and Realizable Compensation for the Company’s CEO has generally moved in alignment with shareholder returns over the past five years:

●	Notwithstanding the substantial Black-Scholes valuation of Options granted in 2021, the relatively modest pullback in Skeena’s value from December 31, 2020 to December 31, 2021 caused the at-risk equity compensation granted in 2021 to have zero realizable value at December 31, 2021. This shows the very strong relationship between the NEOs’ overall compensation and shareholder value creation, as specifically designed by the Compensation Committee.

•	Notably in 2022 it was necessary to provide incentives to attract a new CEO with required mine-building expertise to join the Company. In an effort to reduce cash outlay and align the new CEO’s objectives with those of shareholders, a significant component of the initial compensation package was awarded RSUs, vesting over time. As a result, the Total Realized and Realizable compensation increased in 2022 while total shareholder return decreased.

Our executive compensation policy is effective and supports the relationship between the compensation earned by our NEOs and the return to shareholders.

Information Circular 2023 |	38

CONTRACTS WITH NAMED EXECUTIVE OFFICERS

The Company’s employment and consulting contracts with Named Executive Officers are written agreements, approved by the Board based on the recommendation of the Compensation Committee (including with respect to the compensation structure and philosophy). These agreements provide for:

●	Compensation and benefits, including salary and the right to participate in our short and long-term incentive programs
●	Confidentiality obligations with respect to our sensitive information
●	Non-solicitation of employment obligations following termination
●	Executive to provide a minimum of three months’ notice as may be required if he or she wishes to terminate his or her employment, subject to certain limited exceptions
●	Certain entitlements (including incremental payments, payables and benefits) upon termination without cause, for good reason, or following a change of control (described further below)

Termination and Change of Control Benefits

In the event that any NEO is terminated for cause, they are not entitled to any additional payments.

In the event that any NEO is terminated by Skeena without cause, or if the executive resigns with Good Reason(1), or if the Executive’s employment is terminated following a Change of Control(2), the Executive may be eligible for certain entitlements as described below.

In the event of a Change of Control, Options that are outstanding at the time of the occurrence of such event shall become immediately vested and fully exercisable. In the case of equity issued through the RSU Plan, all RSUs at the time of termination following a Change in Control shall become vested RSUs and each participant shall be entitled to payouts in accordance with the RSU Plan.

On termination without cause, resignation for Good Reason, or following a Change of Control, each NEO shall be paid severance consisting of a specified number of months of:

●	current salary
●	continuation of health benefits, and
●	highest monthly short term incentive amount from the three preceding years.

The NEO shall also be entitled to receive the highest monthly short term incentive amount received in the three preceding years, prorated for months worked during the year up to the termination date.

Name	Without cause or for Good Reason	Following a Change of Control
Walter Coles, Jr.	18 months	24 months
Randy Reichert	12 months	24 months
Andrew MacRitchie	12 months	24 months
Shane Williams	8 months	24 months
Paul Geddes	12 months	24 months
Justin Himmelright	8 months	18 months

(1)	“Good Reason” means the resignation, other than on a purely voluntary basis, as a result of the occurrence of one or more of the following events without the NEO’s consent: constructive dismissal, a significant reduction of compensation, title, or role, or a change in the NEO’s responsibilities

(2)	“Change of Control” means: (a) the acquisition of 30% of Skeena’s Shares by a person or a group of persons acting jointly or in concert; (b) the removal, or failure to elect 50% or more of the members of the Board of Directors who were nominated by the Company’s Board at the nearest Annual General Meeting; or (c) the sale of substantially all of the assets of the Company.

Information Circular 2023 |	39

Summary of Termination Payments

The table below summarizes the estimated incremental payments related to termination scenarios under each Senior Executive Agreement assuming the events occurred on December 31, 2022.

Name		Base Salary ($)	Incentive Bonus ($)(2)	Other ($)	Total ($)
Walter Coles, Jr.	Without Cause or for Good Reason	$900,000	$817,500	$70,363	$1,787,863
Executive Chairman	Following a Change of Control	$1,200,000	$1,090,000	$93,817	$2,383,817
Randy Reichert	Without Cause or for Good Reason	$600,000	$354,146	$36,879	$991,025
President & CEO	Following a Change of Control	$1,200,000	$708,292	$73,758	$1,982,050
Andrew MacRitchie	Without Cause or for Good Reason	$400,000	$201,670	$11,282	$612,952
CFO	Following a Change of Control	$800,000	$403,340	$22,563	$1,225,903
Shane Williams	Without Cause or for Good Reason	$300,000	$157,376	$28,954	$486,330
COO(1)	Following a Change of Control	$900,000	$472,128	$86,863	$1,458,991
Paul Geddes	Without Cause or for Good Reason	$350,000	$155,750	$9,654	$515,404
SVP Exploration & Resource Development	Following a Change of Control	$700,000	$311,500	$19,308	$1,030,808
Justin Himmelright	Without Cause or for Good Reason	$233,333	$104,835	$27,097	$365,265
SVP External Affairs & Sustainability	Following a Change of Control	$525,000	$235,878	$60,969	$821,847

(1)	Mr. Williams ceased being an officer of the Company as of January 9, 2023.
(2)	NEOs are also entitled to receive a short term incentive amount, prorated for months worked during the year up to the termination date. As this amount would vary depending on the time of year that the termination of employment were to occur, an estimate of that amount is not included in the above figure.

Unvested options will become immediately vested under a Change of Control as well as under a termination without cause for those NEOs with 3 or more years of service to the Company. If employment is terminated as a result of constructive dismissal within six months following a Change of Control, unvested RSUs will also become immediately vested.

Pension Plans for Named Executive Officers

The Company does not have any pension plans including ‘defined benefits’ plans, ‘defined contribution’ plans or ‘deferred compensation’ plans.

Other Remuneration of Named Executive Officers

During the financial years ended December 31, 2022 and December 31, 2021 there was no other remuneration paid or payable, directly or indirectly, by the Company pursuant to any existing plan or arrangement, to its directors and Named Executive Officers, apart from extended health benefits.

Information Circular 2023 |	40

Summary Compensation Table – Named Executive Officers

The following table is a summary of compensation paid to the Named Executive Officers in respect of the Company’s financial years ended December 31, 2022, 2021 and 2020.

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share Based Awards(4) ($)	Option Based Awards (5) ($)	Annual incentive plans	Long term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)
COLES,	2022	$600,000	$2,446,153	Nil	$534,000	Nil	Nil	$46,909	$3,627,062
Walter Jr.	2021	$500,000	Nil	$4,815,165	$420,697	Nil	Nil	Nil	$5,735,862
Executive Chairman and Director(1)	2020	$332,500	$100,000	$1,054,896	$545,000	Nil	Nil	Nil	$2,032,396
REICHERT	2022	$413,081	$5,206,144	Nil	$354,146	Nil	Nil	$36,879	$6,010,250
Randy	2021	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
President, CEO and Director(2)	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
MACRITCHIE,	2022	$400,000	$1,392,868	Nil	$198,600	Nil	Nil	$11,282	$2,002,750
Andrew	2021	$325,000	Nil	$2,270,346	$201,670	Nil	Nil	Nil	$2,797,016
CFO	2020	$220,000	$35,000	$413,329	$96,000	Nil	Nil	Nil	$764,329
WILLIAMS,	2022	$450,000	$1,392,868	Nil	$64,800	Nil	Nil	$43,431	$1,951,099
Shane	2021	$375,000	Nil	$1,213,813	$236,064	Nil	Nil	Nil	$1,824,877
COO(3)	2020	$263,844	Nil	$412,791	$113,750	Nil	Nil	Nil	$790,385
GEDDES,	2022	$350,000	$906,964	Nil	$155,750	Nil	Nil	$9,654	$1,422,368
Paul	2021	$295,000	Nil	$691,872	$154,631	Nil	Nil	Nil	$1,141,503
SVP Exploration & Resource Development	2020	$285,000	$25,000	$315,350	$101,500	Nil	Nil	Nil	$726,850
HIMMELRIGHT,	2022	$350,000	$906,964	Nil	$138,250	Nil	Nil	$40,646	$1,435,860
Justin	2021	$300,000	Nil	$728,287	$157,252	Nil	Nil	Nil	$1,185,539
SVP External Affairs & Sustainability	2020	$193,750	$20,000	$320,259	$70,000	Nil	Nil	Nil	$604,009

(1)	Mr. Coles, Jr. only received compensation in his role as President and CEO and did not receive compensation as a director. He was appointed Executive Chairman on October 31, 2022.
(2)	Mr. Reichert began 2022 as a Director of the Company and was appointed as President on April 16, 2022 and as CEO on October 31, 2022. Mr. Reichert was paid $15,164 as a director and $397,917 as a president and CEO during 2022.
(3)	Mr. Williams was appointed COO of the Company on June 1, 2020, and ceased being an officer of the Company as of January 9, 2023.
(4)	The fair value of awards at grant date reflects the number of RSUs awarded multiplied by the closing share price of Skeena common shares on the TSX, which is in accordance with International Financial Reporting Standards (“IFRS”), for consistency with the accounting valuation.
(5)	Option-based awards are valued using the Black-Scholes option pricing model, which is in accordance with IFRS, for consistency with the accounting valuation. For option-based awards, the fair value of the of the awards at the grant date reflects the number of options awarded multiplied by the accounting fair value price. The weighted average fair value of the 2021 option award was $6.93, which was calculated using the following assumptions: expected life of 3.1 years, annualized volatility of 78%, dividend rate of 0.00% and risk-free interest rate of 0.65%. The weighted average fair value of the 2020 option award was $3.30, which was calculated using the following assumptions: expected life of 3.0 years, annualized volatility of 72%, dividend rate of 0.00% and risk-free interest rate of 0.57%.

Information Circular 2023 |	41

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all option-based awards and share-based awards outstanding at the end of or in respect of the financial year ended December 31, 2022 with respect to the Named Executive Officers.

	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised Options	Option exercise price	Option expiration	Value of unexercised in-the-money Options(4)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested(5)	Market or payout value of vested share-based awards not paid out or distributed
Name	(#)	($)	date	($)	(#)	($)	($)
COLES, Walter Jr. Executive Chairman and Director	762,708	$13.58	Jun 25’26	Nil	308,161	$2,221,841	Nil
	300,000	$10.08	Nov 27’25	Nil
	72,917	$4.48	May 8’25	$199,063
	62,500	$4.16	Jan 17’25	$190,625

REICHERT, Randy President CEO and Director(1)	16,400	$12.52	Oct 4’26	Nil	528,468	$3,810,254	Nil

MACRITCHIE, Andrew MacRitchie CFO	311,738	$13.58	Jun 25’26	Nil	171,005	$1,232,946	Nil
	125,000	$10.08	Nov 27’25	Nil
	78,750	$4.48	May 8’25	$214,988
	68,750	$4.16	Jan 17’25	$209,688

WILLIAMS, Shane COO(2)	166,667	$13.58	Jun 25’26	Nil	174,851	$1,260,676	Nil
	50,000	$10.08	Nov 27 ‘25	Nil
	41,667	$4.48	May 8’25	$131,751

GEDDES, Paul SVP Exploration & Resource Development(3)	95,000	$13.58	June 25’26	Nil	112,344	$810,000	Nil
	29,167	$10.08	Nov 27’25	Nil
	25,000	$4.48	May 8’25	$68,250

HIMMELRIGHT, Justin SVP External Affairs & Sustainability	100,000	$13.58	Jun 25’26	Nil	112,344	$810,000	Nil
	550	$8.45	Apr 15’26	Nil
	100,000	$10.08	Nov 27’25	Nil
	62,500	$4.48	May 8’25	$170,625
	50,000	$4.16	Jan 17‘25	$152,500
	1,101	$14.99	Sep 5’24	Nil

(1)	Mr. Reichert was appointed as President on April 16, 2022 and as CEO on October 31, 2022
(2)	Mr. Williams ceased being an officer of the Company as of January 9, 2023.
(3)	Represents the difference between the market value of the Shares underlying the Options on December 31, 2022 (based on $7.21 closing price of the Shares on the TSX on that date) and the exercise price of the Options.
(4)	The closing price of Skeena shares on December 31, 2022 was $7.21.

Information Circular 2023 |	42

Incentive Plan Awards – Value Vested or Earned During the Year ended December 31, 2022

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Walter Coles, Jr.	$1,094,371	$339,176	$534,000
Randy Reichert	Nil	Nil	$354,146
Andrew MacRitchie	$398,114	$118,707	$198,600
Shane Williams	$269,996	Nil	$64,800
Paul Geddes	$327,827	$84,787	$155,750
Justin Himmelright	$300,900	$67,827	$138,250

(1)	Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date based on the closing price of the Common Shares on the TSX on the vesting date less the exercise price of the options.

Incentive Plan Awards – Value Exercised During the Year

The following table provides details of the Option-based awards exercised by NEOs during the year ended December 31, 2022:

Named Executive Officer	Number of Options Exercised	Exercise Price	Share Price on Exercise Date	Value Realized
Walter Coles, Jr.	Nil	N/A	N/A	N/A
Total
Randy Reichert	Nil	N/A	N/A	N/A
Total
Andrew MacRitchie	Nil	N/A	N/A	N/A
Total
Shane Williams	50,000	$10.08	$17.11	$351,500
Total	50,000			$351,500
Paul Geddes	50,000	$4.16	$15.06	$545,000
	50,000	$4.48	$15.06	$529,000
	58,333	$10.08	$14.65	$266,582
Total	158,333			$1,340,582
Justin Himmelright	15,000	$1.64	$13.07	$171,450
	52,500	$1.80	$17.11	$803,775
Total	67,500			$975,225

DIRECTOR COMPENSATION

Directors are eligible to receive an annual cash and equity retainer to recognize their contribution to shareholders for sitting on the Board of Directors. The Company’s Director Compensation Philosophy generally targets the median of the Peer Group, but also considers the time commitment, experience and complexity of the role. The Peer Group that is used to review director compensation is the same as used when reviewing Executive compensation at the Company.

Cash Retainers

Outlined in the table below is a summary of the cash retainers approved by the Board for 2021 and 2022. Considering the results of benchmarking analysis by GGA, the Board approved adjustments for 2022 to position director compensation more competitively within the peer group and reflect the evolution of Skeena as a company which has increased the demands placed on Board members. Cash retainers are payable in cash on a quarterly basis.

Information Circular 2023 |	43

Non-executive Board members can elect to receive RSUs or DSUs in lieu of all or a portion of their cash retainers. The RSUs will then vest two years from grant date. DSUs vest when the Board member has ceased to hold all offices, employment and directorships with the Company and all affiliates of the Company.

	2021		2022
Director Compensation	Chair Annual Retainer	Member Annual Retainer	Chair Annual Retainer	Member Annual Retainer
Board of Directors	$75,000	$40,000	$125,000	$50,000
Audit Committee	$15,000	$0	$17,000	$8,500
Compensation Committee	$10,000	$0	$12,000	$6,000
Nominating & Governance Committee	$7,500	$0	$10,000	$5,000

Equity Compensation

In June 2020, the Company’s RSU Plan became effective and permitted the awarding of RSUs to Non-Executive Directors under the Plan. Prior to 2021, the Non-Executive Directors of the Company were compensated by way of stock options and directors’ fees.

Non-Executive Directors were granted Options in June 2021 as per the Company’s annual granting process. Subsequently the Board put in place the new annual grant limit of $100,000 for Non-Executive Directors, which was approved under the Stock Option Plan.

Non-Executive Directors are also subject to a global annual grant limit, which is no more than $150,000 in equity compensation, of which no more than $100,000 may be granted in Options. This limit shall not apply to RSUs granted to a Non-Executive Director in lieu of any cash retainer or meeting fees and such RSUs shall not be included in determining the limits where the aggregate accounting fair value on the Date of Grant of such RSUs is equal to the amount of the cash retainer or meeting fees in respect of which such RSUs were granted.

In October 2021, the Board granted both stock options and RSUs to a new Board member, Randy Reichert, under the Stock Option Plan and RSU Plan. Mr. Reichert is not included in the table below as he was a Non-Executive Director until April 2022, when he was appointed President of the Company. He now sits on the Board as a non-independent director.

The following table outlines the value of equity compensation granted to Non-Executive Directors in the form of stock options in 2022.

Director	Number of Options Granted	Exercise Price	Grant Date Fair Value of Options ($)
Craig Parry	15,798	$13.00	$98,451	(1)
Suki Gill	15,798	$13.00	$98,451	(1)
Greg Beard	15,798	$13.00	$98,451	(1)

(1)	Options have a 5-year term to expiry and vest over a 3-year period with 1/3 vesting on the 1st, 2nd and 3rd anniversaries from grant date.

Information Circular 2023 |	44

The following table specifies the value of equity compensation granted to Non-Executive Directors in the form of RSUs in 2022. The 2022 RSU Grants were developed on a grant date fair value basis as opposed to a fixed unit basis. Subject to the Omnibus Plan receiving shareholder approval, the annual Equity Grants will be subject to the annual grant fair value limits of $150,000 of full-value share based awards.

Director	Number of RSUs Granted(1)	Grant Price	Grant Date Fair Value of RSUs ($)
Craig Parry	3,846	$13.00	$49,998	(2)
Suki Gill	3,846	$13.00	$49,998	(3)
Greg Beard	3,846	$13.00	$49,998	(4)

(1)	RSUs vest 100% on the 2nd anniversary from grant date.
(2)	In addition to RSUs granted as equity compensation, Mr. Parry elected to receive RSUs in lieu of $326,829 dollars of fees and bonuses otherwise payable in cash.
(3)	In addition to RSUs granted as equity compensation, Ms. Gill elected to receive RSUs in lieu of $261,804 dollars of fees and bonuses otherwise payable in cash.
(4)	In addition to RSUs granted as equity compensation, Mr. Beard elected to receive RSUs in lieu of $254,602 dollars of fees and bonuses otherwise payable in cash.

DIRECTOR SHARE OWNERSHIP GUIDELINES

In May 2023, in support of the Company’s goal of aligning directors’ and shareholders’ interests, the Board adopted a Stock Ownership Guidelines Policy. The policy prescribes that NEOs and Non-employee Directors maintain the amount at three times their annual base salary or annual cash retainer, respectively. The required shareholdings may be satisfied through:

•	Shares owned directly or indirectly by the individual, including those acquired through vested Company equity awards;

•	Shares owned jointly with the individual’s spouse, or Shares held in trust for the benefit of the individual, the individual’s spouse and/or the individual’s children;

•	Vested or unvested RSU equity awards; and

•	PSUs for which the performance-vesting criteria have been satisfied, and which will vest on a specified date in the future, with the only remaining requirement being that the individual remains in their role.

For further clarity, unexercised stock options and unearned PSU equity awards are not considered Shares owned for the purposes of this policy.

The prescribed level of Share ownership is expected to be satisfied by each Individual within five years after first becoming subject to this policy. Compliance with the share ownership guideline will be assessed each January. Securities beneficially owned, controlled directly or indirectly will be valued at the higher of their value at the time of acquisition or award and their market value based on the closing price of the Company’s Shares on the TSX on the determination date.

Information Circular 2023 |	45

The following table outlines the ownership of each of the directors covered by the guidelines as of December 31, 2021. Mr. Reichert is not included in the table below as he was a Non-Executive Director until April 2022, when he was appointed President of the Company. He now sits on the Board as a non-independent director.

	Equity Ownership at (December 31, 2022)		Total Equity	Share Ownership	Meets Share Ownership
Name	Common Shares	RSUs	At-Risk(1)	Requirement	Guidelines
Craig Parry	648,180	43,668	$4,988,224	$451,500	Yes
Suki Gill	64,583	34,286	$712,845	$219,000	Yes
Greg Beard	96,892	33,445	$939,730	$205,500	Yes

(1)	Calculated using closing price of $7.21 for the Common Shares on the TSX on December 31, 2022.

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors of the Company (other than directors who were Named Executive Officers) during 2022. For directors who are Named Executive Officers, see “Summary Compensation Table – Named Executive Officers” above.

Walter Coles, Jr., a director and the Executive Chairman of the Company, does not receive compensation as a director.

Randy Reichert, a director and the President & CEO of the Company, collected director fees during 2022 totaling $15,164 prior to being appointed President of the Company on April 16, 2022. Mr. Reichert ceased collecting compensation as a director in April 2022.

The following table sets out all amounts of compensation provided to the directors for the Company’s most recently completed financial year:

Name	Fees earned(1) ($)		Share-based awards(2) ($)	Option-based awards(3) ($)	Non-equity incentive plan compensation(4) ($)	Pension value ($)	All other compensation ($)	Total ($)
PARRY, Craig Lead Independent Director	$150,500	(5)	$49,998	$98,451	$214,252	Nil	Nil	$513,201
GILL, Suki Director	$73,000	(6)	$49,998	$98,451	$187,470	Nil	Nil	$408,919
BEARD, Greg Director	$68,500	(7)	$49,998	$98,451	$187,470	Nil	Nil	$404,419

(1)	Amounts represent fees earned as board and committee fees for service during 2022.
(2)	Amounts represents the fair value of RSUs granted to independent directors during 2022.
(3)	Amounts represents the Black-Scholes fair value of options granted to each director during 2022.
(4)	Amounts represent a special performance-linked cash bonus tied to the milestone achievement of the publishing of the Company’s Eskay Creek Feasibility Study.
(5)	Mr. Parry elected to receive RSUs in lieu of $112,891 of fees and $214,252 of bonuses otherwise payable in cash.
(6)	Ms. Gill elected to receive RSUs in lieu of $60,839 of fees and $187,470 of bonuses otherwise payable in cash.
(7)	Mr. Beard elected to receive RSUs in lieu of $51,387 of fees and $187,470 of bonuses otherwise payable in cash.

Information Circular 2023 |	46

Director Equity Compensation Plans

The Stock Option Plan permits the granting of Options to eligible participants to purchase up to a maximum of such number of Shares as is equal to 10% of the then issued and outstanding Shares. For further particulars of the Stock Option Plan, see “Securities Authorized for Issuance under Equity Compensation Plans – Stock Option Plan”.

Directors’ Outstanding Share-based Awards and Option-based Awards at December 31, 2022

The following table sets forth all option-based awards and share-based awards outstanding at the end of 2022 with respect to the Non-Executive Directors.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
PARRY, Craig Lead Independent Director	15,798	$13.00	Apr 21’27	Nil	43,668	$314,846	Nil
	217,500	$13.58	Jun 25’26	Nil
	62,500	$10.08	Nov 27’25	Nil
	62,500	$4.48	May 8’25	$170,625
	50,000	$4.16	Jan 17’25	$152,500
	26,250	$1.80	Aug 7’24	$142,013
	45,000	$3.08	Jan 15’23	$185,850
GILL, Suki Director	15,798	$13.00	Apr 21’27	Nil	34,286	$247,202	Nil
	107,917	$13.58	Jun 25’26	Nil
	33,333	$10.08	Nov 27’25	Nil
	29,167	$4.48	May 8’25	$79,626
	16,667	$4.16	Jan 17’25	$50,834
BEARD, Greg Director	15,798	$13.00	Apr 21’27	Nil	34,445	$241,138	Nil
	91,667	$13.58	Jun 25’26	Nil
	33,333	$10.08	Nov 27’25	Nil
	50,000	$11.72	July 27’25	Nil

(1)	Mr. Parry exercised 45,000 Options subsequent to December 31, 2022.

(2)	Represents the difference between the market value of the Shares underlying the Options on December 31, 2022 (based on $7.21 closing price of the Shares on the TSX on that date) and the exercise price of the Options.

(3)	The closing price of Skeena shares on December 31, 2022 was $7.21.

Information Circular 2023 |	47

Director Equity Compensation Awards – Value Vested or Earned During the Year

The following table sets forth the value of option-based awards and share-based awards which vested during the year ended December 31, 2022, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2022, with respect to the directors who are not Named Executive Officers.

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year (2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)(3)
PARRY, Craig Lead Independent Director	$300,825	Nil	$214,252
GILL, Suki Director	$260,325	Nil	$187,470
BEARD, Greg Director	Nil	Nil	$187,470

(1)	Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date based on the closing price of the Common Shares on the TSX on the vesting date less the exercise price of the options.

(2)	Share-based awards are valued at the aggregate dollar value that would have been realized if the Director had retired at December 31, 2022. This includes the value vested during the year for RSUs.

(3)	Amounts represent cash bonuses tied to the performance of the Company’s Eskay Creek Technical Report. These cash bonuses were later converted to RSUs, valued at the date of conversion.

Information Circular 2023 |	48

Incentive Plan Awards – Value Exercised During the Year

There were Nil Option-based awards exercised by Non-Executive Directors during the year ended December 31, 2022.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of December 31, 2022 with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Equity Compensation Plan Category	Number of securities to be issued upon exercise of outstanding compensation options, warrants and rights (a)	Weighted average exercise price of outstanding compensation options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (as a % of issued shares) (c)
Stock Option Plan(1) (approved by securityholders)	5,033,425 or 6.48% of the issued and outstanding Shares	$10.44	896,342 or 1.15% of the issued and outstanding Shares(3)
RSU Plan(2) (approved by securityholders)	1,835,821 or 2.37% of the issued and outstanding Shares	$0.00	896,342 or 1.15% of the issued and outstanding Shares(3)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total as at December 31, 2022	6,869,246 or 8.85% of the issued and outstanding Shares	$7.65	896,342 or 1.15% of the issued and outstanding Shares(3)

(1)	The Stock Option Plan authorizes the issuance of up to 10% of the then issued and outstanding Common Shares in connection with options that were outstanding or that may be granted in the future. A 10% limit is applied to options and RSUs granted under all equity compensation plans, including the RSU Plan.

(2)	The RSU Plan authorizes the issuance of up to 5% of the then issued and outstanding Common Shares of the Company in connection with share units that were outstanding or that may be granted in the future. A 10% overall limit is applied to RSUs and options granted under all equity compensation plans, including the Stock Option Plan.

(3)	The total number of securities available for future issuance under equity compensation plans may be issued either as incentive stock options or as RSUs, or a combination thereof, but not both.

ANNUAL BURN RATE

The following table sets out the annual burn rate of the Company’s security-based compensation arrangements under which Common Shares are issuable, being the number of securities granted annually under the Stock Option Plan and the Restricted Share Unit Plan, expressed as a percentage of the weighted average number of Common Shares outstanding.

•	Figures have been updated in the table below to reflect the 4 old for 1 new share consolidation completed during 2021.

	Stock Option Plan		RSU Plan (1)		Combined		Weighted Average Common Shares
Year	Granted	Burn	Granted	Burn	Granted	Burn	Outstanding
2022	476,464	0.68%	1,836,766	2.61%	2,313,230	3.29%	70,348,528
2021	2,616,222	4.37%	8,000	0.01%	2,624,222	4.39%	59,819,146
2020	3,227,500	7.64%	48,074	0.11%	3,275,574	7.75%	42,251,942

(1)	The RSU Plan became effective in June 2020.

Exploration-stage companies with small market-capitalizations typically need to issue a significant number of shares each year to raise capital to explore their projects. This also tends to result in a higher equity compensation “Burn” percentage each year. Skeena has grown quickly out of that junior stage, and, while still higher than in an operating company that does not increase its share count every year, the Company’s combined Burn percentage is decreasing quickly. Notably, the Company’s 2022 Burn percentage is just 42% of the burn percentage in 2020.

Information Circular 2023 |	49

ENVIRONMENTAL, SOCIAL, AND GOVERNANCE

Skeena regards environmental, social and governance (“ESG”) as key factors in responsible resource development. We strive to implement the highest ESG standards at our projects and in the communities in which we operate. Our social license to operate is founded on our partnerships with First Nations, in particular the Tahltan Nation at our Eskay Creek Revitalization Project with whom we are pursuing the development of the Project under British Columbia's Declaration on the Rights of Indigenous Peoples Act (DRIPA). Our approach to corporate governance and decision-making is based on transparency, open communication, and inclusivity, to ensure that our work creates broad social and economic benefit for communities as well as value for investors. More information on our approach to environmental, social, and governance is contained in our ESG report available on our website.

Our Environmental and Social Responsibility Policy was adopted by our Board of Directors to establish the principles, practices, and expectations for how Skeena will conduct itself throughout the mining lifecycle.

ENVIRONMENTAL

Skeena is committed to responsibly managing the natural resources where we operate through our environmental management system that addresses water, waste, air, and biodiversity impacts. This includes assessing the relevant assets at our projects against the Global Industry Standard on Tailings Management.

Skeena is a supporter of the Task Force on Climate-related Financial Disclosures (TCFD) and annually discloses our greenhouse gas emissions in our ESG report. The natural advantages offered by our Eskay Creek Revitalization Project, a high-grade past-producing mine with access to low-carbon hydropower, means that our greenhouse gas emissions are projected to be in the lowest quartile amongst global gold producers.

SOCIAL

Developing and protecting our workforce and local communities is our top priority. Skeena works with local communities by building partnerships and creating opportunities in the Golden Triangle of Northwest British Columbia, Canada. In 2022 alone, Skeena invested more than $82 million in British Columbia, with over 40% of that sum going towards wages, service providers, and small businesses in the northwest region of BC, and over $36 million to Indigenous communities and businesses. We recognize diversity and inclusion as powerful enablers of a positive workforce culture and seek to increase representation of women and Indigenous peoples in our workforce, management, and Board of Directors.

GOVERNANCE

Skeena is committed to conducting our business in accordance with all applicable laws and principles of sound corporate governance. Skeena’s 100% independent Nomination & Governance Committee has oversight of corporate governance policies, including our Code of Business Conduct and Ethics, Diversity Policy, Whistleblower Policy, and Anti-Bribery & Anti-Corruption Policy. National Instrument 58-101 Disclosure of Corporate Governance Practices of the Canadian Securities Administrators requires the Company to annually disclose certain information regarding our corporate governance practices. That information is disclosed below.

Mandate of the Board of Directors

The Board has responsibility for the stewardship of the Company. That stewardship includes responsibility for strategic planning, environmental and social responsibility, identification of the principal risks of the Company’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and supervising senior management), approving corporate strategies and goals, communications with investors and the financial community and the integrity of the Company’s internal control and management information systems.

Information Circular 2023 |	50

Position Descriptions

The Board has written position descriptions for the Chair of the Board and the CEO, as can be found on the Corporate Governance section of the Company’s website. In October 2022, the Board also adopted a position description for the Lead Independent Director role, which is now held by Craig Parry. The Board will evaluate the need for position descriptions for other NEOs from time to time, and if written position descriptions appear to be justified, they will be prepared. Roles and responsibilities of the various Board committee chairs and other members are set out in the respective committee charters, including the Audit Committee Charter, Compensation Committee Charter and Nomination & Governance Committee Charter.

Independence of the Directors

A director is ‘independent’ if the director is, among other things, free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of the Company, other than interests and relationships arising from shareholding.

The following table describes whether the current and proposed directors are independent and, if not independent, sets out the reasons:

Director or Nominee	Independent	Reason why the Director is not Independent
PARRY, Craig	Yes	-
COLES, Walter Jr.	No	Mr. Coles was the President and CEO of the Company and became the Executive Chairman of the Company in October 2022.
REICHERT, Randy	No	Was independent in 2021. In 2022 Mr. Reichert became President and CEO of the Company.
(GILL) KAUR HAYRE, Sukhjit (Suki)	Yes	-
BEARD, Greg	Yes	-
SAJOUS, Nathalie	Yes	-

The Board facilitates its exercise of independent supervision over the Company’s management through regular meetings of the Board. The meetings are held both with and without members of the Company’s management in attendance.

The Board does not hold regularly scheduled meetings without the non-independent directors and members of management. However, when consideration of a matter concerns or affects a director, that director recuses themself from the meeting and consideration of the matter so that the independent directors can have an open and candid discussion of, and freely vote on, the matter. The Company’s Code of Business Conduct and Ethics can be found on the Corporate Governance section of Skeena’s website.

Information Circular 2023 |	51

Other Directorships

The current and proposed directors are also directors of the following other reporting issuers (publicly traded corporations):

Name	Name and Jurisdiction of Reporting Issuer
PARRY, Craig	Vizsla Silver Corp., British Columbia Vizsla Copper Corp., British Columbia Gold Bull Resources Corp., British Columbia Outback Goldfields Corp., British Columbia
COLES, Walter Jr.	Gold Bull Resources Corp., British Columbia
REICHERT, Randy	None
(GILL) KAUR HAYRE, Sukhjit (Suki)	None
BEARD, Greg	Stronghold Digital Mining Inc., United States
SAJOUS, Nathalie	None

Orientation and Continuing Education

The Board takes the steps set forth below to ensure that all new directors receive orientation regarding the role of the Board, its committees and its directors, and the nature and operation of the Company.

The first step is to assess a new director’s set of skills and professional background. This step allows the orientation to be customized to that director’s needs since different information regarding the nature and operations of the Company’s business will be necessary and relevant to each new director.

Once that assessment is complete, the second step is taken by one or more existing directors, who may be assisted by the Company’s management, to provide the new director with the appropriate orientation through meetings, telephone calls and correspondence.

To ensure the Board provides continuing information for its directors so they maintain the skill and knowledge necessary for them to meet their obligations as directors of the Company, there are technical presentations made as required at meetings of the Board. The presentations range from a review of the Company’s financial statements to operational updates and discussions, presentations on geology, resource models, and strategy around safety, development, permitting and other aspects of the Company’s business. The Board believes the discussion among the directors, management and outside experts at these meetings provides a valuable learning resource for those directors without direct expertise in the specific subject matter being presented.

Ethical Business Conduct

As part of its responsibility for the stewardship of the Company, the Board seeks to foster a culture of ethical conduct by striving to ensure the Company carries out its business in line with high business and moral standards and applicable legal and financial requirements. In 2020, the Company developed and adopted a Code of Business Conduct and Ethics (the “Code”) to promote integrity, deter wrongdoing and define the standards and values that the Company expects from its directors, officers, employees and consultants. The Code includes basic principles that should guide individuals and their behaviour. Some of the basic principles defined within the Code are to act in good faith while exercising due care and honesty, to maintain confidentiality, to demonstrate integrity and respectfulness, to refrain from discrimination and intimidation towards any person, to provide full and accurate information and disclosures to the Company shareholders and to use environmental best practices when conducting mining activities in order to protect human health, minimize negative impacts on the ecosystem, and ultimately to restore disturbed sites to a high environmental standard. The Board sets the standards of business conduct contained in the Code, and updates the standards as appropriate to maintain changes in the legal and regulatory framework, and to stay ahead of industry best practices. The Code was last reviewed and amended by the Board in April 2022.

Information Circular 2023 |	52

The Board monitors compliance with the Code by annually reviewing the Code, ensuring that management collects signed acknowledgements from every Company Person (as defined therein), periodically querying management on matters relating to compliance, whistleblowing, and other matters in the Code. The Audit Committee adds a further layer of inquiry and monitoring through its responsibility for overseeing internal controls, and whistleblower reports, and the annual external audit process. The Board also strictly enforces matters relating to conflicts of interest.

In addition to the provisions of the Code, the Board must comply with the conflict of interest provisions of its governing corporate legislation and relevant securities regulatory instruments and stock exchange policies (which require that interested directors recuse themselves from the consideration of, and from voting on such matters), to ensure its directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. The Company has adopted an extensive Anti-Bribery and Anti-Corruption Policy to emphasize its commitment to comply with all laws in every jurisdiction in which it operates. The Anti-Bribery and Anti-Corruption Policy was last amended by the Board in September 2021. Finally, the Board has established a Whistleblower Policy which establishes confidential procedures for the receipt, retention and treatment of any concerns that may arise due to improper, illegal, unethical and unsafe business practices, or any departure from the Company’s Code of Business Conduct and Ethics. The Whistleblower Policy was last amended by the Board in April 2022.

Nomination of Directors

The Board, with the advice and recommendation of the Nomination & Governance Committee, has responsibility for identifying and assessing potential Board candidates. Recruitment of new directors has generally resulted from recommendations made by directors, management and Shareholders. The Nomination & Governance Committee and the Board assess potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. The Nomination & Governance Committee Charter includes provisions setting out the process that the Nomination & Governance Committee and the Board are to follow in the nomination process.

Further the Board established a Diversity Policy in 2021 which includes a commitment to increasing Board gender diversity. The Company recognizes that diversity as it applies to Board or executive appointments is not restricted to gender diversity but includes and is not limited to such characteristics as ethnicity, race, aboriginal or indigenous status and other ethnic distinctions, gender, sexual orientation, religion, physical ability, culture, language, and other factors. Diversity can also extend to geographic background, work experience, socio-economic background and diversity of political opinion. The Company recognizes the importance of having diversity on the Board and in executive roles to ensure that members of the Board and the executive team possess the necessary range of perspectives, experience and expertise required to achieve the Company’s objectives and deliver for its stakeholders. Specifically, the Nomination & Governance Committee must ensure that appropriate efforts are made to include women in the list of candidates being considered for a Board position. In addition, if no women are selected from the list of candidates, the Board must be satisfied that there are objective reasons to support this determination. The Board previously affirmed its firm commitment to have women represent at least 30% of its directors by the Meeting. The Nomination & Governance Committee has been diligently working to ensure that the Company meets this commitment and has recommended a slate of nominees to the Board that would satisfy this requirement. The Board has since approved the nominations of these six (6) individuals in respect of the Meeting; who, if elected at the Meeting, will result in a board that exceeds the Board’s 30% gender diversity goal. In the case of Ms. Nathalie Sajous, she was nominated by the Board on May 11, 2023 and provided her written consent to act as a director on May 16, 2023. In addition to the fulfillment of this commitment, the Board continues to improve its gender diversity as shown in the following graph:

Information Circular 2023 |	53

(1)	The Board is committed to have women represent at least 30% of its directors by the Meeting in order to achieve greater gender diversity. This commitment is represented by the Target Board Gender Balance shading in the above chart, based on the nominees to the Board.

Compensation

The Company handles compensation matters at the Compensation Committee level including determination of compensation of the Company’s directors and officers, as set out in the Compensation Committee Charter. The process of determining the remuneration structure and amount is described elsewhere in this Circular, under the heading “Compensation Discussion and Analysis.”

The Stock Option Plan and RSU Plans are administered at the Board level with recommendations provided by the Compensation Committee. The Board, in its sole discretion, determines all Options to be granted pursuant to the Stock Option Plan, the exercise price therefor and any special terms or vesting provisions applicable thereto. For more particulars, see “Securities Authorized for Issuance under Equity Compensation Plans” herein. Further discussion of the Stock Option Plan is also presented under “Compensation Discussion and Analysis.” The Compensation Committee Charter may also be found on the Company’s website.

Board Committees other than the Audit Committee

Matters of Corporate Governance and matters of nomination are under the jurisdiction and oversight of the Nomination & Corporate Governance Committee, members of which are Greg Beard (chair) and Craig Parry. The Nomination & Corporate Governance Committee Charter is available on the governance section of our website. Notably the Nomination and Corporate Governance Committee met three times in 2022 with 100% attendance by the committee members at each meeting. At the date of each meeting during 2022, the Nomination and Corporate Governance Committee consisted of Greg Beard and Craig Parry.

Information Circular 2023 |	54

The Board has a Compensation Committee, members of which are Craig Parry (chair) and Suki Gill. Membership of the Committees may be reconstituted following the Meeting on June 22, 2023. The Compensation Committee Charter is available on the governance section of our website. Notably the Compensation Committee met four times in 2022 with 100% attendance by the committee members at each meeting. At the date of each meeting during 2022, the Compensation Committee consisted of Craig Parry and Suki Gill.

Assessments

Historically, the Board performed informal assessments of Board effectiveness from time to time. In 2021, the Board initiated a process to begin performing a formal annual assessment of the effectiveness of the Board and each committee of the Board. On an annual basis, Board members complete a confidential questionnaire which is reviewed and assessed by the Board Chair. The Board Chair then reports the feedback to the full Board for discussion and to develop a list of action items. The same process is followed by each committee, again, on an annual basis in each case. Each of the questionnaire forms for the Board and each committee have been developed and approved by the Board.

Notably the Board met five times in 2022 with 100% attendance by the directors at each Board meeting and perfect attendance at all committee meetings.

Information Circular 2023 |	55

AUDIT COMMITTEE

National Instrument 52-110 Audit Committees of the Canadian Securities Administrators (“NI 52-110”) requires the Audit Committee of the Board to meet certain requirements. Details regarding the Audit Committee and its mandate are disclosed in the Company’s Audit Committee Charter, the text of which is included as Schedule “A” to the Company’s Annual Information Form dated March 22, 2023, (“AIF”), a copy of which is available on SEDAR at www.sedar.com or on the Company’s website.

Meeting Frequency

The Audit Committee held four meetings in 2022, with perfect attendance by each of its members.

Composition of the Audit Committee

The following table sets out the names of the current members of the Audit Committee and whether they are officers or employees, ‘independent’ or ‘financially literate’.

Name of Member	Officer or Employee	Independent (1)	Financially Literate (2)	Financial Expert (3)
(GILL) KAUR HAYRE, Sukhjit (Suki) (chair)	N/A	Yes	Yes	Yes
PARRY, Craig	N/A	Yes	Yes	Yes
BEARD, Greg	N/A	Yes	Yes	Yes

(1)	To be considered to be independent, a member of the Committee must not have any direct or indirect ‘material relationship’ with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgement.

(2)	To be considered financially literate, as defined by Canadian securities laws, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

(3)	To be considered a financial expert, a member of the Committee must be “Financially Literate” as defined by Canadian securities laws, and, be or possess one of the following:

a)	“Financial Expert” as defined by SEC rules; or

b)	CPA or CFA designation in good standing; or

c)	Current of former executive role in the finance industry (bank, insurance, or fund management/advisory).

Information Circular 2023 |	56

Relevant Education, Associations and Experience

The education, associations, and experience of each current member of the Audit Committee that is relevant to the performance of his responsibilities as an Audit Committee member are as follows:

Name of Member	Education & Associations	Experience
GILL, Suki (chair)	Ms. Gill holds a Bachelor of Technology in Accounting and is a member of the Institute of Chartered Professional Accountants of BC.

Ms. Gill is a Partner at Smythe LLP since 2012.

Director, BC Provincial Health Services Authority from March 2016 until March 2023; Chair of the Audit Committee; Member of the Finance and Research Committees; Director of BC Emergency Health Services from March 2016 until July 2022.

PARRY, Craig	Mr. Parry holds an Honours Degree in Geology and is a Member of the Australian Institute of Mining and Metallurgy.	Mr. Parry is a current and former director and officer of various publicly traded mineral exploration companies. In these roles he has reviewed and analysed numerous financial statements. Mr. Parry also gained expertise reviewing and evaluating financial statements through his roles as co-founder and partner of Inventa Capital, a venture capital advisory firm, and as a founding shareholder and former Senior Advisor of EMR Capital, a private equity management group.
BEARD, Greg	Mr. Beard received his Bachelor of Arts degree from the University of Illinois at Urbana.	Mr. Beard is a founder and current and former director and officer of various publicly traded and private companies. In these roles he has reviewed and analysed numerous financial statements. Mr. Beard also gained extensive knowledge reviewing and evaluating financial statements through his roles as Senior Partner at Apollo Global Management, a New York asset manager where he oversaw all investment activities in the energy, metals and mining and agriculture sectors. Mr. Beard also gained expertise as a founding member and managing director of Riverstone Holdings, an asset management firm, and as a financial analyst at Goldman Sachs, a globally renowned investment banking company.

Information Circular 2023 |	57

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Complaints

The Board has established a ‘Whistleblower Policy’ which creates procedures for the confidential and anonymous submission by employees of complaints and concerns regarding the Company’s accounting, auditing and financial reporting procedures and obligations, without fear of retaliation of any kind.

The Policy provides that if an employee has any information, complaints or concerns regarding such matters being questionable, incorrect, misleading or fraudulent they are urged under the Policy to present such information, complaints or concerns to the Audit Committee, without regard to the position of the persons responsible for the subject matter of the information, complaint or concern. Promptly following the receipt of any information, complaints and concerns submitted to it, the Audit Committee will investigate each matter and take appropriate corrective actions.

The Audit Committee will retain as part of its records, any information, complaints or concerns received. Furthermore, it will keep a written record of all such reports or inquiries and make quarterly reports to the Board of any ongoing investigation which will include steps taken to satisfactorily address each complaint.

INFORMATION SECURITY

The Board receives quarterly reports from management on the Company’s information security program. Information security risks are identified through IT management review of industry news circulars for awareness of critical and high risks and by monitoring endpoint security software installed on all Company devices. Risks are then recorded in a central IT risk register for prioritization, assessed against our business-critical assets for contextualized IT/business risk, and then risk mitigation strategies are approved for execution.

As a response to witnessing an increasing number of cybersecurity incidents involving other companies, the Company has increased staff, management, and Board IT security training through a third-party provider which includes security awareness training, best practices, and regular simulated phishing testing, the results of which will be included in quarterly Board reporting. As of the current date, we are not aware of having experienced an information security breach.

Management Contracts

Management services for the Company are not, to any material degree, performed by persons other than the executive officers of the Company, listed in the “Executive Compensation” section.

Registrar and Transfer Agent

The Company’s registrar and transfer agent is Computershare Investor Services Inc., with its office at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

Information Circular 2023 |	58

ADDITIONAL INFORMATION

Additional information relating to the Company is available on its SEDAR profile at www.sedar.com and on its EDGAR profile at www.sec.gov or on our website at https://www.skeenaresources.com/. In each of these places, you can locate financial information for the Company’s financial years ended December 31, 2022 and December 31, 2021 in our financial statements and MD&A. You will also find at those locations: financial information for the Company’s financial quarter ending March 31, 2023 in our interim financial statements and MD&A.

To request copies of the Company’s financial statements and MD&A and any document to be approved at the Meeting, Shareholders may contact the Company as follows:

E-mail:	Fax:	Telephone:
info@skeenaresources.com	(+1) 604-558-7695	(+1) 604-684-8725 (collect calls accepted)

Mail: Suite # 650 - 1021 West Hastings Street, Vancouver, BC, Canada V6E 0C3

Board Approval

The Board has approved the contents of this Circular and has authorized the Company to deliver it to Shareholders.

Information Circular 2023 |	59

SCHEDULE “B”

Information Circular 2023 |	60

SKEENA RESOURCES LIMITED
2023 OMNIBUS EQUITY INCENTIVE PLAN

1.	Purpose

The purpose of the Plan1 is to: (i) develop the interest of Service Providers1 in the growth and development of the Corporation1 through the issuance of Awards to Participants in accordance with the terms of this Plan; (ii) attract and retain valuable Service Providers to the Corporation with a competitive compensation mechanism; and (iii) align the interests of the Service Providers with those of Shareholders1 by devising a compensation mechanism which encourages the prudent maximization of value creation for Shareholders and long-term growth. The Plan seeks to achieve these purposes by providing for awards in the form of Options1, Restricted Share Units1, Performance Share Units1, Deferred Share Units1 and Dividend-Equivalent Rights1.

2.	Definitions

As used in the Plan, the following terms, when capitalized, will have the meanings set out below:

“Account” means a Restricted Share Unit Account, Performance Share Unit Account or Deferred Share Unit Account, as applicable.

“Affiliate” means any Person that, directly or through one or more intermediaries, controls or is controlled by the Corporation, including any Person in which the Corporation owns a significant equity interest, as determined by the Board, provided that an “Affiliate” shall include only those Persons which are “related” to the Corporation (within the meaning of the Tax Act).

“Applicable Withholding Taxes” has the meaning ascribed thereto in Section 9(m)(ii) of the Plan.

“Award” means any Option, Restricted Share Unit, Performance Share Unit, Deferred Share Unit or Dividend- Equivalent Right granted under or pursuant to the Plan. For further clarity, any Option, Restricted Share Unit, Performance Share Unit, Deferred Share Unit or Dividend- Equivalent Right granted under another plan remains subject to the terms and conditions of that other plan and is not impacted by the adoption of this Plan.

“Award Agreement” means any written agreement, contract or other instrument or document, including acknowledgement provided electronically, evidencing any Award granted under the Plan.

“Beneficiary” means any person designated by a Participant (a “Designation”) to receive any amount, securities or property payable under the Plan in the event of a Participant's death or, failing any such effective designation, the Participant's estate, provided that a “Beneficiary” in respect of Deferred Share Units granted to a Participant under the Plan shall be limited to an individual who is a dependent or relation of the Participant or the legal representative of the Participant. A Designation must be by written instrument filed with the Corporation, in a form acceptable to the Corporation. A new valid Designation will cancel any previous Designations.

“Blackout Expiry Date” has the meaning ascribed thereto in Section 6(a)(iv) of the Plan.

“Blackout Restriction Period” means the period during which no Options are permitted to be exercised and no Restricted Share Units, Performance Share Units and a Deferred Share Units are permitted to be redeemed due to trading restrictions imposed by the Corporation in accordance with its trading policies affecting trades by Service Providers in the Corporation's securities.

“Board” means the board of directors of the Corporation as constituted from time to time and, for the purposes of matters relating to the administration of the Plan, shall be deemed to include any committee of the Board to which such administration has been delegated by the Board.

1 Capitalised terms are defined in Section 2.

“Cash Equivalent” means in the case of Restricted Share Units, Performance Share Units or Deferred Share Units, as applicable, the amount of money equal to the Fair Market Value multiplied by the number of Vested Restricted Share Units, Vested Performance Share Units or Vested Deferred Share Units, as applicable, net of any applicable taxes in accordance with Section 9(m), on the Restricted Share Unit Redemption Date, the Performance Share Unit Redemption Date or the Deferred Share Unit Redemption Notice, as applicable; and

“Change of Control” means:

(a)	the acceptance by the Shareholders, representing in the aggregate more than fifty percent (50%) of all issued and outstanding Shares, of any offer, whether by way of a takeover bid or otherwise, for any or all of the Shares;

(a)	the acquisition hereafter, by whatever means (including, without limitation, by way of an arrangement, merger or amalgamation), by a Person (or two or more acting jointly or in concert), directly or indirectly, of the beneficial ownership of Shares or rights to acquire Shares, together with such Person's then owned Shares and rights to acquire Shares, if any, representing more than fifty percent (50%) in aggregate of all issued and outstanding Shares (except where such acquisition is part of a bona fide reorganization of the Corporation in circumstances where the affairs of the Corporation are continued, directly or indirectly, and where the shareholdings remain substantially the same following the reorganization as existed prior to the reorganization);

(b)	the passing of a resolution by the Corporation or the Shareholders to substantially liquidate the assets or wind-up or significantly rearrange the affairs of the Corporation in one or more transactions or series of transactions (including by way of an arrangement, merger or amalgamation) or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such resolution relates to a liquidation, winding-up or re-arrangement as part of a bona fide reorganization of the Corporation in circumstances where the affairs of the Corporation are continued, directly or indirectly, and where the shareholdings remain substantially the same following the reorganization as existed prior to the reorganization);

(c)	the sale by the Corporation of all or substantially all of its assets (other than to an affiliate of the Corporation in circumstances where the affairs of the Corporation is continued, directly or indirectly, and where the shareholdings of the Corporation remain substantially the same following the sale as existed prior to the sale);

(d)	Persons who were proposed as nominees (but not including nominees under a shareholder proposal) to become directors of the Corporation immediately prior to a meeting of the Shareholders involving a contest for, or an item of business relating to, the election of directors of the Corporation, do not constitute at least a majority of the directors of the Corporation following such election; or

(e)	any other event which in the opinion of the Board reasonably constitutes a change of control of the Corporation.

“Corporation” means Skeena Resources Limited, and includes any corporate successor thereto.

“Deferred Share Unit” means a unit credited by means of a bookkeeping entry on the books of the Corporation to a Participant's Deferred Share Unit Account pursuant to Section 6(d) of the Plan or as a Dividend-Equivalent Right pursuant to Section 6(e) of the Plan, representing the right to receive one fully paid Share on the date of redemption, in the manner, and subject to the terms contained herein.

“Deferred Share Unit Account” has the meaning set out in Section 6(d)(ii) of the Plan.

“Deferred Share Unit Redemption Date” has the meaning set out in Section 6(d)(iv) of the Plan.

“Dividend-Equivalent Right” means a dividend-equivalent right granted pursuant to Section 6(e) of the Plan.

“Dividend Payment Date” has the meaning set out in Section 6(e)(i) of the Plan.

“Dividend Record Date” has the meaning set out in Section 6(e)(i) of the Plan.

“Employee” means an employee, within the meaning of the Tax Act, of the Corporation or an Affiliate.

“Employer” means: (1) with respect to a Participant that is an employee or officer, the entity that employs the Participant or that employed the Participant immediately prior to the termination of his employment; (2) with respect to a Participant who is a director, the entity on whose board the Participant serves or served at the time an Award was granted to the Participant; and (3) with respect to a Participant who is not an Employee, the entity to whom the Participant provides or provided services as an independent contractor; which entity may be in any case, the Corporation or any of its Affiliates.

“Exercise Period” has the meaning set out in Section 6(a)(iii) of the Plan.

“Exercise Price” has the meaning set out in Section 6(a)(ii) of the Plan.

“Expiry Date” has the meaning set out in Section 6(a)(iii) of the Plan.

“Fair Market Value” means: (1) with respect to any property other than the Shares, Restricted Share Units, Performance Share Units or Deferred Share Units, the fair market value of that property determined by those methods or procedures as may be established from time to time by the Corporation, acting reasonably; and (2) with respect to any Shares, Restricted Share Units, Performance Share Units or Deferred Share Units, the volume weighted average trading price for such Shares or the number of Shares underlying such Restricted Share Units, Performance Share Units or Deferred Share Units, as applicable, on the Principal Market for the five days preceding the date of reference on which the Shares traded. If the Shares did not trade, then the Fair Market Value with respect to the Shares, Restricted Share Units, Performance Share Units or Deferred Share Units will be determined by the Board, acting reasonably, using any other appropriate method selected by the Board; and (3) with respect to any Options, including Performance Options, surrendered upon a Change of Control in accordance with Section 4(d), the Fair Market Value of the Shares less the exercise price of the Options.

“insider” has the same meaning as found in the Securities Act (British Columbia), as amended, and also includes associates and affiliates of the insider; and “issuances to insiders” includes direct and indirect issuances to insiders.

“Option” means an option to acquire a Share granted pursuant to Section 6(a) of the Plan.

“Participant” means any individual Service Provider granted an Award under the Plan or whose Award is stated to be governed by the Plan.

“Participant Compensation” has the meaning set out in Section 6(d)(vi) of the Plan.

“Performance Criteria” means, in respect of a Performance Option or Performance Share Unit, as applicable, that performance criteria determined by the Board as set forth in an Award Agreement provided that such performance criteria shall relate to the performance of the Corporation and/or any of its Affiliates.

“Performance Option” means any Option that is granted to a Participant and is designated as a Performance Option pursuant to Section 6(a)(v).

“Performance Share Unit” means a unit credited by means of a bookkeeping entry on the books of the Corporation to a Participant pursuant to Section 6(c) of the Plan or as a Dividend-Equivalent Right pursuant to Section 6(e) of the Plan, representing the right to receive one fully paid Share on the date of redemption, in the manner and subject to the terms contained herein.

“Performance Share Unit Account” has the meaning set out in Section 6(c)(ii) of the Plan.

“Performance Share Unit Redemption Date” has the meaning set out in Section 6(c)(v) of the Plan.

“PSU Service Year” has the meaning set out in Section 6(c)(iii) of the Plan.

“Person” means any individual or entity, including a corporation, partnership, association, joint-share corporation, trust, unincorporated organization, or government or political subdivision of a government.

“Plan” means this Skeena Resources Limited 2023 Omnibus Equity Incentive Plan, as may be amended from time to time.

“Principal Market” means the principal stock exchange, quotation system or other market on which the Shares are listed upon which has occurred the greatest trading volume of the Shares for the six months (or, to the extent the Shares have not been listed on a specific exchange for at least six months, the next longest period since the Shares were initially listed there) prior to the date of reference provided, however, that to the extent deemed necessary or appropriate, the Principal Market shall be as determined by the Board in accordance with applicable law, rules and regulations.

“Redemption Date” means, in respect of a Deferred Share Unit, the Deferred Share Unit Redemption Date, in respect of a Performance Share Unit, the Performance Share Unit Redemption Date and in respect of a Restricted Share Unit, the Restricted Share Unit Redemption Date.

“Restricted Share Unit” means a unit credited by means of a bookkeeping entry on the books of the Corporation to a Participant pursuant to Section 6(b) of the Plan or as a Dividend-Equivalent Right pursuant to Section 6(e) of the Plan, representing the right to receive one fully paid Share on the date of redemption, in the manner and subject to the terms contained herein.

“Restricted Share Unit Account” has the meaning set out in Section 6(b)(ii) of the Plan.

“Restricted Share Unit Redemption Date” has the meaning set out in Section 6(b)(v) of the Plan.

“RSU Service Year” has the meaning set out in Section 6(b)(iii) of the Plan.

“Service Providers” means the directors, officers, employees and consultants (as defined in National Instrument 45-106 Section 2.22), (directly or indirectly through a corporation) of the Corporation and/or any Affiliate.

“Shareholders” means the holders of the Shares from time to time.

“Shares” means any or all, as applicable, of the common shares in the capital of the Corporation and any other shares of the Corporation as may become the subject of Awards, or become subject to Awards, pursuant to an adjustment made pursuant to Section 4(c) of the Plan, and any other shares of the Corporation or any Affiliate or any successor that may be so designated by the Board.

“Share Units” means Deferred Share Units, Performance Share Units and Restricted Share Units, including any Dividend-Equivalent Rights granted with respect to a Deferred Share Unit, Performance Share Unit and/or Restricted Share Unit.

“Tax Act” means the Income Tax Act (Canada) and the regulations thereto, as amended from time to time.

“Termination Date” means, in respect of a Participant, the date that the Participant ceases to be actively employed by, or ceases to provide services as an independent contractor to, the Corporation or any Affiliate for any reason, without regard to any statutory, contractual or common law notice period that may be required by law following the termination of the Participant's employment or independent contractor relationship with the Corporation or any Affiliate, and regardless of whether termination of the employment or independent contractor relationship is with or without cause or the provision of any notice, pay in lieu of notice, severance or termination pay that may be required by applicable law. The Board will have sole discretion to determine whether a Participant has ceased active employment or ceased status as an independent contractor and the effective date on which the Participant ceased active employment or status of an independent contractor. A Participant will be deemed not to have ceased to be an employee of the Corporation or any of its Affiliate in the case of a transfer of his employment or independent contractor relationship between the Corporation and any Affiliate or a transfer of employment or independent contractor relationship between Affiliates.

“Triggering Event” has the meaning set out in Section 6(d)(iii) of the Plan.

“Vested Award” means an Award which has become vested in accordance with the provisions of the Plan and applicable Award Agreement or in respect of which the vesting date has been accelerated pursuant to Sections 4(e), 7, or 9(a) of the Plan.

“Vested Deferred Share Unit” means a Deferred Share Unit which has vested.

“Vested Option” means an Option which has vested.

“Vested Performance Share Unit” means a Performance Share Unit which has vested.

“Vested Restricted Share Unit” means a Restricted Share Unit which has vested.

3.	Administration

(a)	The Plan will be administered by the Board, or an independent committee of the Board which shall, from time to time, at its sole and absolute discretion: (i) interpret and administer the Plan and Award Agreements; (ii) establish, amend and rescind any rules and regulations relating to the Plan and Award Agreements; and (iii) make any other determinations that the Board deems necessary or desirable for the administration of the Plan and Award Agreements. The Board may correct any defect or supply any omission or reconcile any inconsistency in the Plan and any Award Agreement in the manner and to the extent the Board deems, in its sole and absolute discretion, necessary or desirable. Any decision of the Board with respect to the administration and interpretation of the Plan and any Award Agreement shall be final, conclusive and binding on all parties concerned.

(b)	Notwithstanding any other provision of the Plan, Awards granted to Participants resident for tax purposes in the United States will also be governed by the terms and conditions set forth in Schedule “A” hereto.

(c)	Subject to the terms of the Plan and applicable law, the Board may delegate to one or more officers or managers of the Corporation or any Affiliate, or to a committee of such officers or managers, the authority, subject to such terms and limitations as the Board will determine to grant, cancel, modify, waive rights with respect to, alter, discontinue, suspend, or terminate Awards.

4.	Shares Available for Awards

(a)	Shares Available.

(i)	Maximum Number of Shares Available. The maximum number of Shares available for issuance pursuant to the exercise or redemption, as applicable, of Awards granted under the Plan, together with Shares issuable pursuant to all other security-based compensation arrangements of the Corporation shall not exceed 10% of the issued and outstanding Shares (calculated on non-diluted basis) from time to time (the “Reserve”).

(ii)	Maximum Number of Shares Available for Awards of Share Units. Nothwithstanding the generality of Section 4(a)(i), the maximum number of Shares available for issuance pursuant to the redemption of Share Units granted under the Plan shall not exceed 5% of the issued and outstanding Shares (calculated on non-diluted basis) from time to time (the “Share Unit Reserve”).

(b)	Maximum Shares Available for Specific Individuals and Groups.

(i)	The maximum number of Shares available for issuance pursuant to the exercise or redemption, as applicable, of Awards granted under the Plan and awards granted under all of the Corporation's other security based compensation arrangements in any calendar year to any one Participant shall not exceed, in aggregate, 2.5% of the total issued and outstanding Shares (calculated on non-diluted basis), subject to the adjustments provided in Section 4(c).

(ii)	The maximum number of securities of the Corporation issuable to insiders at any time under the Plan and under all of the Corporation's other security-based compensation arrangements, shall not exceed 10% of the Corporation’s total issued and outstanding securities, subject to the adjustments provided in Section 4(c).

(iii)	The aggregate number of Shares issuable to directors of the Corporation who are not officers or employees of the Corporation under the Plan and all of the Corporation's other security based compensation arrangements shall be limited to 1.2% of the issued and outstanding Shares (calculated on non-diluted basis) provided that the value of all Awards and all other security based compensation arrangements of the Corporation issuable to any one director who is not an officer or employee of the Corporation within any one year period shall not exceed a grant value of $100,000 of Options and $150,000 in total equity. Directors of the Corporation who are not officers or employees of the Corporation shall not be eligible to be granted Restricted Share Units or Performance Share Units pursuant to the Plan.

(iv)	Notwithstanding Section 4(b)(iii) above, but subject to the other limitations set out in this section, upon joining the board, an initial one-time award of Shares to a new director of the Corporation who is not an officer or employee of the Corporation, up to a maximum value of $100,000, shall be permissible and shall not be subject to the limitations set out in Section 4(b)(iii) along with any awards made in lieu of cash fees as long as awards are made at an equivalent value to the cash fees for which the award is being exchanged. Disclosure and rationale related to the initial one-time award shall be clearly provided in the Corporation’s public disclosure documents for the year during which the award occurred.

(c)	Adjustments. In the event that the Board determines that any dividend or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, share split, share dividend, reverse share split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Corporation, issuance of warrants or other rights to purchase Shares or other securities of the Corporation, or other similar corporate transactions or events that affect the Shares (which affect is not adequately dealt with under Section 6(e)) such that an adjustment is determined by the Board to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan and any Awards granted under the Plan, then the Board will, in any manner as it may deem equitable, subject to, if applicable, approval of the Principal Market, adjust any or all of: (1) the number and kind of Shares or other securities which thereafter may be made the subject of Awards; (2) the number and kind of Shares or other securities subject to outstanding Awards; and (3) the Fair Market Value or the grant or exercise price with respect to any Award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award; provided, however, that the number of Shares subject to any Award denominated in Shares will always be a whole number. Notwithstanding the foregoing, any adjustments made pursuant to this Section 4(c) shall be such that the “in-the-money” value of any Option granted hereunder shall not be increased and that all Options, Deferred Share Units, Restricted Share Units and Performance Share Units are continuously governed by section 7 of the Tax Act.

(d)	Change of Control. If a Change of Control occurs, and unless otherwise provided in an Award Agreement or a written employment contract between the Corporation and a Participant and except as otherwise set out in this Section 4(d), the Board, may provide that: (1) the successor corporation or entity will assume each Award or replace it with a substitute Award on terms substantially similar to the existing Award; (2) the Awards will be surrendered for a cash payment made by the successor corporation or entity equal to the Fair Market Value thereof; or (3) any combination of the foregoing will occur, provided that the replacement of any Option with a substitute Option shall, at all times, comply with the provisions of subsection 7(1.4) of the Tax Act, and the replacement of any Award with a substitute Option, substitute Deferred Share Unit, substitute Restricted Share Unit or substitute Performance Share Unit shall be such that the substitute Award shall continuously be governed by section 7 of the Tax Act.

(e)	Acceleration on Change of Control. If within 12 months following a Change of Control, and unless otherwise provided in an Award Agreement or a written employment contract between the Corporation and a Participant, a Participant’s service, consulting relationship, or employment with the Corporation, an Affiliate or the continuing entity is terminated without cause, or the Participant resigns from his or her employment as a result of either (i) a substantial diminution in the Participant’s authorities, duties, responsibilities, status (including officers, titles, and reporting requirements) from those in effect immediately prior to the Change of Control; (ii) the Corporation requiring the Participant to be based at a location in excess of one hundred (100) kilometers from the location of the Participant’s principal job location or office immediately prior to a Change of Control; or (iii) a reduction in the Participant’s base salary, or a substantial reduction in the Participant’s target compensation under any incentive compensation plan, as in effect as of the date of a Change of Control, then the vesting of all Awards then held by such Participant (and, if applicable, the time during which such Awards may be exercised) will have all of their Options, Deferred Share Units, Restricted Share Units or Performance Share Units, as applicable, immediately vest. In the event that an Award is subject to vesting upon the attainment of Performance Criteria, then the number of Options, Deferred Share Units, Restricted Share Units or Performance Share Units that shall immediately vest will be determined by multiplying the Award Agreement by the pro rata Performance Criteria achieved by the Termination Date.

5.	Eligibility

Any Service Provider shall be eligible to be designated a Participant, provided that only non-Employee members of the Board shall be eligible to be granted Deferred Share Units.

6.	Awards

(a)	Options. The Board may grant to a Participant an option to purchase a Share (each, an “Option”) which will contain the following terms and conditions and any additional terms and conditions, not inconsistent with the provisions of the Plan, as the Board determines at the time of the grant:

(i)	Award Agreement. Each Option shall be evidenced by an Award Agreement containing the applicable terms and conditions required in the Plan and such other terms and conditions not inconsistent with the Plan as the Corporation, in its sole discretion, may deem appropriate.

(ii)	Exercise Price. The purchase price per Share purchasable under an Option (the “Exercise Price”) will be determined by the Board and set out in the Award Agreement; provided, that the Exercise Price shall not be less than the trading price for such Shares at the time of the most recent close on the Toronto Stock Exchange at the time of grant of that Option.

(iii)	Time and Method of Exercise. Subject to the terms of Section 7 of the Plan, the Board will determine the vesting conditions, the time or times at which an Option may be exercised (the “Exercise Period”) in whole or in part, the date of expiry of the Exercise Period (the “Expiry Date”) and the method or methods by which, and the form or forms in which payment of the Exercise Price with respect thereto may be made. However, the Expiry Date of any Option that is granted will not be more than 5 years after the Date the Option is granted.

(iv)	Blackout Restriction Periods. If the Expiry Date for an Option occurs during a Blackout Restriction Period applicable to the relevant Participant, or within 10 business days after the expiry of a Blackout Restriction Period applicable to the relevant Participant, then the Expiry Date for that Option shall be the date that is the 10th business day after the expiry date of the Blackout Restriction Period (the “Blackout Expiry Date”). This Section 6(a)(iv) applies to all Options outstanding under the Plan.

(v)	Performance Options. The Board may, at the time an Option is granted to a Participant under the Plan, designate such Option as a Performance Option and in the event that Options are designated as Performance Options, such Performance Options shall vest based in whole or in part on the Performance Criteria set forth in the applicable Award Agreement.

(b)	Restricted Share Units. The Board may grant to a Participant Restricted Share Units each of which will consist of the right to receive, at the sole discretion of the Board, one Share or the Cash Equivalent as at the date of redemption, subject to the terms of any applicable Award Agreement, and which are subject to such restrictions as the Board may impose, which restrictions may lapse separately or in combination at any time or times, in such installments or otherwise, as the Board may deem appropriate. The Board may impose any conditions or restrictions on the vesting or redemption of Restricted Share Units as it may deem appropriate.

(i)	Award Agreement. Each Restricted Share Unit shall be evidenced by an Award Agreement containing the applicable terms and conditions required in the Plan and such other terms and conditions not inconsistent with the Plan as the Corporation, in its sole discretion, may deem appropriate.

(ii)	Restricted Share Unit Account. An Account, to be known as a “Restricted Share Unit Account”, shall be maintained by the Corporation for each Participant. On the date of grant, the Account will be credited with the Restricted Share Units granted to a Participant on that date.

(iii)	RSU Service Year. At the time of grant of a Restricted Share Unit, the Board shall specify the year of service of the Participant in respect of which the Restricted Share Unit is granted (the “RSU Service Year”).

(iv)	RSU Vesting Period. No vesting condition for a Restricted Share Unit shall extend beyond December 15 of the third calendar year following the RSU Service Year in respect of which the Restricted Share Units were granted and all vesting conditions for a Restricted Share Unit shall be such that the Restricted Share Unit complies at all times with the exception in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the Tax Act.

(v)	Redemption of Restricted Share Units. Subject to the terms of Section 7 of the Plan, after any Restricted Share Units become Vested Restricted Share Units, on the date that is no less than three years following the end of the relevant RSU Service Year, or such other date determined by the Board, in its sole discretion (the “Restricted Share Unit Redemption Date”), such Vested Restricted Share Units shall be redeemed, at the sole discretion of the Board, for the Cash Equivalent, Shares issued from treasury or a combination of the Cash Equivalent and Shares from treasury. Subject to the foregoing and Section 9(l), in the case of Shares issued from treasury, one Share shall be issued from the treasury of the Corporation to the Participant or the Participant's Beneficiary, as applicable, for each of such Vested Restricted Share Units.

(vi)	Blackout Restriction Periods. If the Restricted Share Unit Redemption Date for a Restricted Share Unit occurs during a Blackout Restriction Period applicable to the relevant Participant, or within 10 business days after the expiry of a Blackout Restriction Period applicable to the relevant Participant, then the Restricted Share Unit Redemption Date for that Restricted Share Unit shall be the date that is the 10th business day after the expiry date of the Blackout Restriction Period. This Section 6(b)(v) applies to all Restricted Share Units outstanding under the Plan.

(c)	Performance Share Units. The Board may grant to a Participant Performance Share Units each of which will consist of the right to receive, at the sole discretion of the Board, one Share or the Cash Equivalent as at the date of redemption, subject to the terms of any applicable Award Agreement, and which are subject to such restrictions as the Board may impose, which restrictions may lapse separately or in combination at any time or times, in such installments or otherwise, as the Board may deem appropriate. The Board may impose any conditions or restrictions on the vesting or redemption of Performance Share Units as it may deem appropriate.

(i)	Award Agreement. Each Performance Share Unit shall be evidenced by an Award Agreement containing the applicable terms and conditions required in the Plan and such other terms and conditions not inconsistent with the Plan as the Corporation, in its sole discretion, may deem appropriate.

(ii)	Performance Share Unit Account. An Account, to be known as a “Performance Share Unit Account”, shall be maintained by the Corporation for each Participant. On the date of grant, the Account will be credited with the Performance Share Units granted to a Participant on that date.

(iii)	PSU Service Year. At the time of grant of a Performance Share Unit, the Board shall specify the year of service of the Participant in respect of which the Performance Share Unit is granted (the “PSU Service Year”).

(iv)	PSU Vesting Period. No vesting condition for a Performance Share Unit shall extend beyond December 15 of the third calendar year following the PSU Service Year in respect of which the Performance Share Units were granted and all vesting conditions for a Performance Share Unit shall be such that the Performance Share Unit complies at all times with the exception in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the Tax Act.

(v)	Redemption of Performance Share Units. Subject to the terms of Section 7 of the Plan, after any Performance Share Units become Vested Performance Share Units, on the date which is no less than three years following the end of the relevant PSU Service Year, or such other date determined by the Board, in its sole discretion (the “Performance Share Unit Redemption Date”), such Vested Performance Share Units shall be redeemed, at the sole discretion of the Board, for the Cash Equivalent, Shares issued from treasury or a combination of the Cash Equivalent and Shares from treasury. Subject to the foregoing and Section 9(l), in the case of Shares issued from treasury, one Share shall be issued from the treasury of the Corporation to the Participant or the Participant's Beneficiary, as applicable, for each of such Vested Performance Share Units.

(vi)	Blackout Restriction Periods. If the Performance Share Unit Redemption Date for a Performance Share Unit occurs during a Blackout Restriction Period applicable to the relevant Participant, or within 10 business days after the expiry of a Blackout Restriction Period applicable to the relevant Participant, then the Performance Share Unit Redemption Date for that Performance Share Unit shall be the date that is the 10th business day after the expiry date of the Blackout Restriction Period. This Section 6(c)(v) applies to all Performance Share Units outstanding under the Plan.

(vii)	Performance Criteria. The Performance Share Units shall vest based in whole or in part on the Performance Criteria set forth in the applicable Award Agreement. Notwithstanding any other provision of the Plan, but subject to the limits described in Section 3 and 4 hereof and any other applicable requirements of the Principal Market or other regulatory authority, the Board reserves the right to make, in the applicable Award Agreement or otherwise, any additional adjustments to the number of Shares to be issued pursuant to any Performance Share Units if, in the sole discretion of the Board, such adjustments are appropriate in the circumstances having regard to the principal purposes of the Plan.

(d)	Deferred Share Units. The Board may grant to non-Employee members of the Board Deferred Share Units, which may have all of the rights and restrictions that may be applicable to Restricted Share Units or Performance Share Units, except that the Deferred Share Units may not be redeemed until the Participant has ceased to hold all offices, employment and directorships with the Corporation and all affiliates (within the meaning of that term in Income Tax Folio S2-F1-C2, Retiring Allowances, or any successor publication thereto) of the Corporation.

(i)	Award Agreement. Each Deferred Share Unit shall be evidenced by an Award Agreement containing the applicable terms and conditions required in the Plan and such other terms and conditions not inconsistent with the Plan as the Corporation, in its sole discretion, may deem appropriate.

(ii)	Deferred Share Unit Account. An Account, to be known as a “Deferred Share Unit Account” shall be maintained by the Corporation for each Participant. On the date of grant, the Account will be credited with the Deferred Share Units granted to a Participant on that date and all such Deferred Share Units shall immediately be Vested Deferred Share Units.

(iii)	No Payment until Cessation of Employment. Notwithstanding any other provision of the Plan, no payment shall be made in respect of a Deferred Share Unit until after the earliest time of: (i) the Participant's death; or (ii) the latest time that the Participant ceases to be an employee, officer or director of the Corporation or any affiliate (within the meaning of that term in Income Tax Folio S2-F1-C2, Retiring Allowances, or any successor publication thereto) of the Corporation (such time is referred to as the “Triggering Event”).

(iv)	Redemption of Deferred Share Units. After the occurrence of a Triggering Event in respect of a Participant, on December 15th of the calendar year commencing immediately after the date of the Triggering Event, or such other date determined by the Board, in its sole discretion (the “Deferred Share Unit Redemption Date”), the Vested Deferred Share Units credited to the Participant's Deferred Share Unit Account shall be redeemed, at the sole discretion of the Board, in cash, Shares issued from treasury or a combination of both cash and Shares from treasury. Subject to Section 9(l), in the case of Shares issued from treasury, one Share shall be issued from the treasury of the Corporation to the Participant or the Participant's Beneficiary, as applicable, for each of such Vested Deferred Share Unit. All payments in respect of a Deferred Share Unit shall, subject to Section (v), be made no later than December 31st of the year commencing immediately after the occurrence of the Triggering Event.

(v)	Blackout Restriction Periods. If the Deferred Share Unit Redemption Date for a Deferred Share Unit occurs during a Blackout Restriction Period applicable to the relevant Participant, or within 10 business days after the expiry of a Blackout Restriction Period applicable to the relevant Participant, then the Deferred Share Unit Redemption Date for that Deferred Share Unit shall be the date that is the 10th business day after the expiry date of the Blackout Restriction Period. This Section (v) applies to all Deferred Share Units outstanding under the Plan.

(vi)	Conversion of Compensation into Deferred Share Units. Subject to such rules, regulations and conditions as the Board, in its sole discretion, may impose, a Participant may elect, irrevocably, no later than December 15th of the calendar year preceding the year in which the election is to be effective, to have all or a portion of his ordinary cash compensation (the “Participant Compensation”) to be paid by his Employer to such Participant for services to be performed in the calendar year following the date of the election, satisfied by way of Deferred Share Units credited to his Deferred Share Unit Account (with the remainder to be received in cash), by completing and delivering to the Corporation an initial written election, in such form as may be approved by the Board. Such election shall set out the percentage of such Participant's compensation that the Participant wishes to be satisfied in the form of Deferred Share Units (with the remaining percentage to be paid in cash), within the limitations of this Section (vi), for the calendar year for which the election is made and for subsequent years unless the Participant amends his election pursuant to this Section (vi). All Deferred Share Units granted pursuant to an election under this Section (vi) shall be immediately Vested Deferred Share Units.

(A)	A Participant may initiate or change the percentage of his Participant Compensation to be satisfied in the form of Deferred Share Units for any subsequent calendar year by completing and delivering to the Corporation a new written election no later than December 15 of the calendar year immediately preceding the calendar year to which the Participant Compensation relates.

(B)	Notwithstanding anything in this Section (vi), an election can only be made during the time periods prescribed by the Board or otherwise in accordance with Corporation policy; provided that no election will be permitted to be made or altered after December 31st of the calendar year immediately preceding the year in which the election is to be effective.

(C)	Any election made by a Participant under this Section (vi) shall designate the percentage, if any, of the Participant Compensation that is to be satisfied in the form of Deferred Share Units, all such designations to be in increments of five percent (5%).

(D)	A Participant's election received by the Corporation under this Section (vi) shall be irrevocable and shall continue to apply with respect to his Participant Compensation for any subsequent calendar year unless the Participant amends his election under this Section (vi).

(E)	Where there is no election that complies with this Section (vi) in effect for a Participant for a particular calendar year, such Participant shall be deemed to have elected to receive his Participant Compensation for the applicable calendar year in cash.

(e)	Dividend-Equivalent Rights. The Board may grant to eligible Participants the rights described below as Dividend-Equivalent Rights.

(i)	Unless otherwise determined by the Board in its sole discretion or as may otherwise be set out in the applicable Award Agreement, on the payment date for cash dividends paid on Shares (the “Dividend Payment Date”), each Participant's Restricted Share Unit Account, Performance Share Unit Account and/or Deferred Share Unit Account, as applicable, shall be credited with additional Restricted Share Units, Performance Share Units or Deferred Share Units, as applicable, in respect of Restricted Share Units, Performance Share Units or Deferred Share Units, as applicable, credited to and outstanding in the Participant's Account(s) as of the record date for payment of such dividends (the “Dividend Record Date”). The number of such additional Restricted Share Units, Performance Share Units or Deferred Share Units, as applicable, to be credited to the Participant's Account(s) will be calculated (to two decimal places) by dividing the total amount of the dividends that would have been paid to such Participant if the Restricted Share Units, Performance Share Units or Deferred Share Units, as applicable, in the Participant's Account (including fractions thereof), as of the Dividend Record Date, were Shares, by the Fair Market Value of a Share on the Dividend Payment Date. The terms and conditions of any such additional Restricted Share Units, Performance Share Units or Deferred Share Units shall be identical to the underlying Restricted Share Units, Performance Share Units or Deferred Share Units held by such Participant.

(ii)	Notwithstanding anything else in this Section (e), no additional Restricted Share Units, Performance Share Units or Deferred Share Units will be credited or granted pursuant to this Section (e) where the Dividend Record Date relating to dividends falls after the Participant ceases to be a Service Provider.

7.	Cessation of Employment and Forfeitures

Except as otherwise provided in the applicable Award Agreement or a written employment contract between the Corporation and a Participant, and subject to any express resolution passed by the Board or exercise of discretion by the Board, and further subject to the conditions that no Option may be exercised in whole or in part after the expiration of the period specified in the applicable Award Agreement and that no redemption can be made in respect of a Restricted Share Unit, Performance Share Unit or Deferred Share Unit other than during the time periods specified in Sections 6(b), 6(c) and 6(d) of the Plan:

(a)	if, prior to the expiry of any Options, a Participant ceases to be a Service Provider:

(i)	by reason of death or long-term disability (as reasonably determined by the Corporation) of such Participant, then:

(A)	all outstanding unvested Options granted to such Participant shall immediately and automatically terminate other than those Options which would have vested within the one-year period following the date of such termination if such termination had not occurred, which Options shall for this purpose be deemed to be vested upon such termination; and

(B)	only such Participant or the person or persons to whom such Participant's rights under the Options pass by such Participant's will or applicable law shall have the right to exercise part or all of such Participant's outstanding and vested Options (including, for greater certainty, any Options which are deemed to vest in accordance with this Section (A) at any time up to and including (but not after) the earlier of: (i) the date which is one (1) year following the date of death or long term disability (as reasonably determined by the Corporation) of such Participant; or (ii) the Expiry Date(s) of such Options; or

(ii)	for any reason, other than as provided in this Section (i), then:

(A)	all outstanding unvested Options granted to such Participant shall, unless otherwise provided, immediately and automatically terminate; and

(B)	such Participant shall have the right to exercise part or all of his or her outstanding vested Options at any time up to and including (but not after) the earlier of: (i) the date which is ninety (90) days following the date of such termination, resignation or cessation of employment; and (ii) the Expiry Date(s) of the vested Options; and

(b)	if, prior to the Redemption Date of any Performance Share Units or any Restricted Share Units, a Participant ceases to be a Service Provider:

(i)	for any reason whatsoever including, without limitation, termination of his employment by his employer for cause or voluntary resignation, but excluding the circumstances described in Sections (ii) and (iii), all Performance Share Units and all Restricted Share Units of such Participant shall be immediately forfeited upon such event, all rights of the Participant under the Plan shall terminate and no cash shall be payable at any time in lieu of such forfeited Performance Share Units and Restricted Share Units;

(ii)	by reason of death, long term disability, retirement from active employment (as reasonably determined by the Corporation) or for any other reason as may be specifically approved by the Board, other than for the reasons set forth in Sections (i) and (ii)(iii), the Plan in all respects shall continue with respect to such Participant's Performance Share Units and Restricted Share Units and the Participant, or the person or persons to whom the Performance Share Units and Restricted Share Units pass by the Participant's will or applicable law shall be entitled to redeem and receive payment for such Performance Share Units and Restricted Share Units that such Participant is entitled to on each applicable Redemption Date in accordance with the terms of the Plan; or

(iii)	by reason of termination of his employment without cause then the Participant shall be entitled to redeem and receive payment for each Performance Share Unit and each Restricted Share Unit that such Participant would be entitled to on each applicable Redemption Date in accordance with the terms of the Plan; provided, however, that in the event that any Restricted Share Units or Performance Share Units are subject to performance criteria, the Board shall consider the extent of satisfaction of such performance criteria in determining the number of Restricted Share Units or Performance Share Units that shall vest, and further provided that:

(A)	in respect of each such Performance Share Unit, the Performance Share Unit Redemption Date falls within the notice period provided to such Participant, as set forth by the Corporation, upon termination of his employment and, if the Performance Share Unit Redemption Date falls after completion of the notice period provided in connection with such termination of employment, then such Performance Share Unit of such Participant shall be immediately forfeited upon such event and all rights of the Participant under the Plan relating thereto shall terminate unless otherwise determined by the Board in its sole discretion; and

(B)	in respect of each such Restricted Share Unit, the Restricted Share Unit Redemption Date falls within the notice period provided to such Participant, as set forth by the Corporation, upon termination of his employment and, if the Restricted Share Unit Redemption Date falls after completion of the notice period provided in connection with such termination of employment, then such Restricted Share Unit of such Participant shall be immediately forfeited upon such event and all rights of the Participant under the Plan relating thereto shall terminate unless otherwise determined by the Board in its sole discretion;

(c)	subject to the other paragraphs in this Section 7, if the relationship of the Participant is terminated for any reason prior to the expiry of an Option or prior to the Redemption Date of any Performance Share Unit or Restricted Share Unit, whether or not such termination is with or without notice, adequate notice or legal notice or is with or without legal or just cause, the Participant's rights shall be strictly limited to those provided for in this Section 7, or as otherwise provided in the applicable Award Agreement or written employment contract between the Participant and the Corporation, and, without limiting the generality of the foregoing, in the event that an Option is not vested and exercised prior to the applicable deadline in Section 7(a) or a Performance Share Unit or Restricted Share Unit is not vested and redeemed prior to the applicable deadline in Section 7(b), such Award shall be forfeited and all rights of the Participant under the Plan to such Award shall terminate immediately after the deadline has passed and no cash shall be payable at any time in lieu of such forfeited Award. Unless otherwise specifically provided in writing, the Participant shall have no claim to or in respect of any Award which may have or would have vested had due notice of termination of employment been given nor shall the Participant have any entitlement to damages or other compensation in respect of any Award or loss of profit or opportunity which may have or would have vested or accrued to the Participant if such wrongful termination or dismissal had not occurred or if due notice of termination had been given. This provision shall be without prejudice to the Participant's rights to seek compensation for lost employment income or lost employment benefits (other than those accruing under or in respect of the Plan) in the event of any alleged wrongful termination or dismissal;

(d)	the transfer of a Service Provider from the Corporation to a subsidiary, from a subsidiary to the Corporation or from one subsidiary to another subsidiary, shall not be considered a cessation of employment or services, nor shall it be considered a cessation of employment if an Employee is placed on such other leave of absence or transition arrangement which is considered by the Corporation as continuing intact the employment relationship for the same period. In the case of a leave of absence or transition arrangement, the employment relationship shall be continued until the date when an Employee's right to employment with the Corporation or a subsidiary is terminated by operation of law or by contract, except that in the event the Employee chooses not to renew active employment at the end of any leave of absence or transition arrangement, the employment relationship shall be deemed to have ceased at the beginning of the leave of absence or transition arrangement.

8.	Amendments and Adjustments

Except to the extent prohibited by applicable law and unless otherwise expressly provided in an Award Agreement or in the Plan:

(a)	Amendments to the Plan. Subject to the requirements of applicable law, rules and regulations, the Board may amend, alter, suspend, discontinue, or terminate the Plan without the consent of any Shareholder, Participant, other holder or Beneficiary of an Award, or other Person; provided, however, that, subject to the Corporation's rights to adjust Awards under Sections (c) and (d), any amendment, alteration, suspension, discontinuation, or termination that would impair the rights of any Participant or holder or Beneficiary of any Award previously granted, will not to that extent be effective without the consent of the Participant or holder or Beneficiary of an Award, as the case may be, such consent not to be unreasonably withheld; and provided further, however, that notwithstanding any other provision of the Plan or any Award Agreement, without the approval of the Shareholders, no amendment, alteration, suspension, discontinuation, or termination will be made that would:

(i)	increase the total number of Shares available for Awards under the Plan, except as provided in Section 4;

(ii)	reduce the exercise price or extend the term of any Award;

(iii)	have the effect of cancelling any Awards and concurrently reissuing such Awards on different terms;

(iv)	remove or exceed the individual participation limits in Section 4(b)(i);

(v)	remove or exceed the insider participation limits in Sections 4(b)(ii) and Error! Reference source not found.;

(vi)	modify or amend the limits in Section 4(b)(iii);

(vii)	increase limits imposed on the participation of directors that are not officers or employees of the Corporation;

(viii)	otherwise cause the Plan to cease to comply with any tax or regulatory requirement, including for these purposes any approval or other requirement;

(ix)	have the effect of amending this Section 8(a);

(x)	modify or amend the provisions of the Plan in any manner which would permit Awards, including those previously granted, to be transferable or assignable in a manner otherwise than as provided for by Section 9(g)9(e); or

(xi)	change the eligible Service Providers under the Plan which would have the potential of broadening or increasing insider participation.

Without limitation to the generality of the foregoing, Shareholder approval will not be required for any of the following types of amendments:

(xii)	amendments of a “housekeeping” nature (including, without limitation, to clarify the meaning of an existing provision of this Plan, correct or supplement any provision of this Plan that is consistent with any other provision of this Plan, correct any grammatical or typographical errors or amend the definitions in this Plan regarding administration of this Plan); or

(xiii)	a change to the termination provisions of Options which does not entail an extension beyond the original Expiry Date.

(b)	Amendments to Awards. The Board may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award previously granted, prospectively or retroactively; provided, however, that, subject to the Corporation's rights to adjust Awards under Sections (c) and (d), any amendment, alteration, suspension, discontinuation, cancellation or termination that would impair the rights of any Participant or holder or Beneficiary of any Award previously granted, will not to that extent be effective without the consent of the Participant or holder or Beneficiary of an Award, as the case may be.

(c)	Adjustment of Awards upon Certain Acquisitions. In the event the Corporation or any Affiliate assumes outstanding employee awards or the right or obligation to make future awards in connection with the acquisition of another business or another corporation or business entity, the Board may, subject to, if applicable, approval of the Principal Market, make any adjustments, not inconsistent with the terms of the Plan, in the terms of Awards as it deems appropriate in order to achieve reasonable comparability or other equitable relationship between the assumed awards and the Awards granted under the Plan as so adjusted.

(d)	Adjustments of Awards upon the Occurrence of Certain Unusual or Nonrecurring Events. Subject to, if applicable, approval of the Principal Market, the Board is hereby authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or non-recurring events (including, without limitation, the events described in Sections 4(c) and 4(d)) affecting the Corporation, any affiliate, or the financial statements of the Corporation or any affiliate, or of changes in applicable laws, regulations, or accounting principles, whenever the Board determines that those adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.

9.	General Provisions

(a)	Acceleration. Subject to Section 4(e), the Board may, in its sole discretion, at any time permit the acceleration of vesting of any or all Awards.

(b)	No Cash Consideration for Awards. Awards may be granted for no cash consideration or for such minimal cash consideration as may be required by applicable law.

(c)	Awards May Be Granted Separately or Together. Awards may, in the discretion of the Board, be granted either alone or in addition to, in tandem with, or in substitution for any other Award. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

(d)	Forms of Payment under Awards. Subject to the terms of the Plan and of any applicable Award Agreement, payments or transfers to be made by the Corporation or an Affiliate upon the grant, exercise, surrender, redemption, payment or settlement of an Award may be made in such form or forms as the Board will determine, including, without limitation, cash, Shares, other securities, other Awards, or other property, or any combination thereof and may be made in a single payment or transfer, in installments, or on a deferred basis, in each case in accordance with rules and procedures established by the Board. Such rules and procedures may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments.

The Board may provide for financing broker dealers (including payment by the Corporation of commissions) and may establish procedures (including broker dealer assisted cashless exercise) for payment of Applicable Withholding Taxes.

For greater certainty: (i) Awards that are specified in the applicable Award Agreement to be settled solely in cash shall not be an Award for the purposes of the calculations in Section 4(a)(ii); (ii) in the case of an Award Agreement that is amended by the Corporation (and, if applicable, the Participant) in accordance with the Plan and the Award Agreement to provide for settlement of some or all of the applicable Award in cash, the Award subject to such amendment shall cease to be an Award for the purposes of the calculations in Section 4(a)(ii) and the Reserve will be increased by the number of Awards that are the subject of such amendment; and (iii) in the case of an Award Agreement that is amended by the Corporation (and, if applicable, the Participant) in accordance with the Plan and the Award Agreement to provide for settlement of some or all of the applicable Award in Shares, the Reserve will be decreased by the number of Awards that are the subject of such amendment. Unless otherwise determined in the applicable Award Agreement, in the circumstances set out in (i) and (ii) above, all other terms of the Plan and the Award Agreement shall be interpreted to refer to the settlement of the applicable Award in cash in lieu of Shares.

(e)	Clawback/Recoupment. In situations where: (i) the Award received by a Participant or former Participant was calculated based or contingent upon the achievement of certain financial results that were subsequently the subject of or affected by a material restatement of all or a portion of the Corporation's financial statements for any reason other than a change in accounting policy with retroactive effect; and (ii) the Participant or former Participant failed to comply with the Corporation's internal policies or engaged in gross negligence, intentional misconduct, theft, embezzlement, illegality, fraud or other serious misconduct that in the Board's opinion caused, or potentially caused, the need for the restatement; and (iii) the Award received would have been lower had the financial results been properly reported, then the Board may, to the extent permitted by applicable laws and to the extent it determines it is in the Corporation's best interest to do so, require reimbursement of all or any portion, as may be determined by the Board after a review of all relevant facts and circumstances, of an Award(s) received, Shares issued upon exercise of an Option or payment made pursuant to a redemption of a Share Unit by a Participant or former Participant within 36 months of the date on which the Company (a) publicly files the restated financial statements, or if no restatement is filed, the date financial results are made available to the Board correcting the erroneous or inaccurate data contained therein; or (b) discovers the gross negligence, intentional misconduct, theft, embezzlement, illegality, fraud or other serious misconduct.

(f)	No Hedging. No Participant shall enter into any transaction that has the effect of offsetting the economic value of any direct or indirect interest of such Participant in any Awards issued pursuant to this Plan and/or any Shares of the Company owned by such Participant (including, without limitation, through the purchase of prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in the market value of Awards granted to such insiders hereunder or otherwise held directly or indirectly by such Participants).

(g)	Limits on Transfer of Awards.

(i)	No Award, and no right under any such Award, may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant otherwise than by will, by the laws of descent or by the designation of a Beneficiary by a Participant and any such purported assignment, alienation, pledge, attachment, sale or other transfer or encumbrance will be void and unenforceable against the Corporation or any Affiliate.

(ii)	Each Award, and each right under any Award, will be exercisable during the Participant's lifetime only by the Participant or, if permissible under applicable law, by the Participant's guardian or legal representative.

(h)	Terms of Awards. Subject to the terms of the Plan, the term of each Award will be for such period as may be determined by the Board; provided, however, that the term of any Award of Options shall not exceed a period of five years from the date of its grant, and the term of any Award of Restricted Share Units or Performance Share Units shall not extend beyond December 15 of the third calendar year following the RSU Service Year or PSU Service Year, as applicable.

(i)	Share Certificates. All certificates for Shares delivered under the Plan pursuant to any Award or the grant, exercise, surrender, redemption, payment or settlement thereof will be subject to any cease trade or stop transfer orders and other restrictions as the Board may deem advisable under the Plan or the rules, regulations, and other requirements of Canadian securities regulators, the Securities and Exchange Commission, any stock exchange upon which such Shares are then listed, and any applicable federal, state, provincial or territorial securities laws, and the Board may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(j)	Delivery of Shares or Other Securities and Payment by Participant of Consideration. No Shares or other securities will be delivered pursuant to any Award until payment in full of any amount required to be paid pursuant to the Plan or the applicable Award Agreement is received by the Corporation. Such payment may be made by such method or methods and in such form or forms as the Board will, subject to applicable laws, determine, including, without limitation, cash, Shares, other securities, other Awards or other property, or any combination thereof; provided that the combined value, as determined by the Board, of all cash and cash equivalents and the Fair Market Value of any such Shares or other property so tendered to the Corporation, as of the date of such tender, is at least equal to the full amount required to be paid pursuant to the Plan or the applicable Award Agreement to the Corporation.

(k)	No Shareholder Rights. Under no circumstances shall Options, Restricted Share Units, Performance Share Units, Deferred Share Units, Dividend-Equivalent Rights or any other Award made under the Plan be considered Shares or other securities of the Corporation, nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Shares or other securities of the Corporation, including, without limitation, voting rights, entitlement to receive dividends or other distributions or rights on liquidation, nor shall any Participant be considered the owner of Shares by virtue of any Award.

(l)	No Right to Awards. No Participant or other Person will have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Participants, or holders or Beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to each recipient.

(m)	Taxes and other Withholdings.

(i)	Neither the Corporation nor any Affiliate is liable for any tax or other liabilities or consequences imposed on any Participant (or any Beneficiary) as a result of the granting or crediting, holding, exercise, surrender or redemption of any Awards under this Plan, whether or not such costs are the primary responsibility of the Corporation or Affiliate. It is the responsibility of the Participant (or Beneficiary) to complete and file any tax returns which may be required under any applicable tax laws within the period prescribed by such laws.

(ii)	The Corporation or any Affiliate is authorized to deduct or withhold from any Award granted, from any payment due or transfer made under any Award or under the Plan or from any compensation or other amount owing to a Participant such amount as may be necessary so as to ensure the Corporation and any Affiliate will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions (the “Applicable Withholding Taxes”), and to take any other action as may be necessary in the opinion of the Corporation or Affiliate, acting reasonably, to satisfy all obligations for the payment of those Applicable Withholding Taxes, including, for greater certainty, requiring a Participant, as a condition to the exercise or redemption of an Award, to pay or reimburse the Corporation or Affiliate, as applicable, for any Applicable Withholding Taxes. The Corporation or Affiliate may sell any Shares withheld, in such manner and on such terms as it deems appropriate, and shall apply the proceeds of such sale to the payment of Applicable Withholding Taxes or other amounts, and shall not be liable for any inadequacy or deficiency in the proceeds received or any amounts that would have been received, had such Shares been sold in a different manner or on different terms.

(n)	No Limit on Other Compensation Arrangements. Nothing contained in the Plan will prevent the Corporation or any Affiliate from adopting or continuing in effect other or additional compensation arrangements, and those arrangements may be either generally applicable or applicable only in specific cases.

(o)	Collection of Personal Information. Each Participant shall provide the Corporation and the Board with all information they require in order to administer the Plan. The Corporation and the Board may from time to time transfer or provide access to such information to a third party service provider for purposes of the administration of the Plan provided that such service providers will be provided with such information for the sole purpose of providing such services to the Corporation. By accepting an Award, each Participant acknowledges that information may be so provided and agrees to its provision on the terms set forth herein. Except as specifically contemplated in this Section 9(n), the Corporation and the Board shall not disclose the personal information of a Participant except: (i) in response to regulatory filings or other requirements for the information by a governmental authority with jurisdiction over the Corporation; (ii) for the purpose of complying with a subpoena, warrant or other order by a court, person or body having jurisdiction to compel production of the information; or (iii) as otherwise required by law. In addition, personal information of Participants may be disclosed or transferred to another party during the course of, or completion of, a change in ownership of, or the grant of a security interest in, all or a part of the Corporation or its Affiliates including through an asset or share sale, or some other form of business combination, merger or joint venture, provided that such party is bound by appropriate agreements or obligations.

(p)	No Right to Employment. The grant of an Award will not be construed as giving a Participant the right to be retained in the employ, as an officer or director of the Corporation or any Affiliate. Further, the Corporation or an Affiliate may at any time dismiss a Participant from employment, as an officer or director, free from any liability, or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement.

(q)	No Right to Consultancy. The grant of an Award will not be construed as giving a Participant the right to be retained as an independent contractor of the Corporation or any Affiliate.

(r)	Neutral Gender. In this Plan, words importing the masculine gender include feminine and vice versa and words importing the singular include the plural and vice versa.

(s)	Governing Law. The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan will be determined in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in British Columbia.

(t)	Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any Person or Award under any law deemed applicable by the Board, that provision will be construed or deemed amended to conform to applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Board, materially altering the intent of the Plan or the Award, that provision will be stricken as to that jurisdiction, Person or Award and the remainder of the Plan and any such Award will remain in full force and effect.

(u)	No Trust or Fund Created. The Plan shall be unfunded in all respects. Neither the Plan nor any Award will create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Corporation or any Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Corporation or any Affiliate pursuant to an Award, that right will be no greater than the right of any unsecured general creditor of the Corporation or any Affiliate.

(v)	No Fractional Shares. No fractional Shares will be issued or delivered pursuant to the Plan or any Award, and, except as otherwise provided, the Board will determine whether cash, other securities, or other property will be paid or transferred in lieu of any fractional Shares or whether those fractional Shares or any rights thereto will be canceled, terminated, or otherwise eliminated.

(w)	Headings. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Those headings will not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision of the Plan.

10.	Effective Date of the Plan

The Plan is effective June 22, 2023. If applicable, the Plan shall be subject to ratification by the shareholders of the Corporation to be effected by a resolution passed at a meeting of the shareholders of the Corporation, and to acceptance by the TSX and any other relevant regulatory authority. Any Awards granted prior to such ratification and acceptance shall be conditional upon such ratification and acceptance being given and no such Awards may be exercised unless and until such ratification and acceptance are given.

SCHEDULE “A”

Skeena Resources Limited
Supplement to 2023 Omnibus Equity Incentive Plan for United States Participants

1. General. This supplement (the “Supplement”) to the Skeena Resources Limited Omnibus Equity Incentive Plan, as such plan may be amended from time to time (the “Plan”) shall apply to Participants who are resident for tax purposes in the United States (the “U.S. Participants”). In the event of any inconsistency between the Plan and this Supplement, the terms and conditions of this Supplement shall control and govern Awards granted to U.S. Participants, except to the extent necessary to ensure that a U.S. Participant who is also subject to taxation under the Tax Act in respect of Awards granted under the Plan is not subject to material adverse tax consequences under the Tax Act. Capitalized terms not defined in this Supplement shall have the meaning given to such terms in the Plan, the terms and conditions of which are herein incorporated by reference.

2. Governing Tax Law. References in the Plan to section 7 of the Tax Act shall not apply to any Award granted to a U.S. Participant. Awards granted to U.S. Participants generally shall be subject to the requirements of the Internal Revenue Code of 1986, as amended (the “Code”).

3. Award Agreement. Unless otherwise determined by the Board, the Award Agreement evidencing an Award granted to a U.S. Participant shall set forth the terms, conditions and limitations for such Award, which may include the term of the Award, the provisions applicable in the event of the U.S. Participant’s termination of service, and the Corporation’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

4. Options. At the time of grant, the Board shall specify in the Award Agreement evidencing an Option the vesting schedule and period during which such U.S. Participant has right to exercise the Option, in whole or in part, and the Board may determine that an Option may not be exercised in whole or in part for a specified period after it is granted. Such vesting may be based upon the U.S. Participant’s duration of service to the Corporation or any Affiliate, Performance Criteria, individual performance or other specific criteria, in each case on a specified date or dates or over any period or periods, as determined by the Board. Subject to the terms of the Plan, at any time after grant of an Option, the Board may, in its sole discretion, and subject to whatever terms and conditions it selects, accelerate the period during which an Option vests.

5. Restricted Share Units. At the time of grant, the Board shall specify in the Award Agreement evidencing a Restricted Share Unit Award the date or dates on which the Restricted Share Units shall become fully vested and non-forfeitable, and may specify such conditions to vesting as it deems appropriate, including, without limitation, vesting based upon the U.S. Participant’s duration of service to the Corporation or any Affiliate, or other specific criteria, in each case on a specified date or dates or over any period or periods, as determined by the Board. Subject to the terms of the Plan, at any time after grant of a Restricted Share Unit Award, the Board may, in its sole discretion, and subject to whatever terms and conditions it selects, accelerate the period during which a Restricted Share Unit Award vests.

6. Performance Share Units. At the time of grant, the Board shall specify in the Award Agreement evidencing a Performance Share Unit Award the date or dates on which the Performance Share Units shall become fully vested and non-forfeitable, and may specify such conditions to vesting as it deems appropriate, including, without limitation, vesting based upon the U.S. Participant’s duration of service to the Corporation or any Affiliate, Performance Criteria, individual performance or other specific criteria, in each case on a specified date or dates or over any period or periods, as determined by the Board. Subject to the terms of the Plan, at any time after grant of a Performance Share Unit Award, the Board may, in its sole discretion, and subject to whatever terms and conditions it selects, accelerate the period during which a Performance Share Unit Award vests.

7. Deferred Share Units. At the time of grant, the Board shall specify in the Award Agreement evidencing a Deferred Share Unit Award the date or dates on which the Deferred Share Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate, including, without limitation, vesting based upon the U.S. Participant’s duration of service to the Corporation or any Affiliate, Performance Criteria, individual performance or other specific criteria, in each case on a specified date or dates or over any period or periods, as determined by the Board. The Board shall also specify the terms and conditions relating to the deferral and distribution (redemption) of the Deferred Share Units, including, without limitation, the date(s) on which the Deferred Share Units shall be distributed (including whether such distribution dates shall be elected by the U.S. Participant), subject to the requirements of Section 409A of the Code.

8. Dividend-Equivalent Rights. To the extent that the Board determines to grant Dividend-Equivalent Rights, such dividend equivalents shall be converted to cash or additional Shares or Share units by such formula and at such time and subject to such restrictions and limitations as may be determined by the Board. Such Dividend-Equivalent Rights shall satisfy the requirements of Section 409A of the Code.

9. Section 409A of the Code. To the extent that the Board determines that any Award granted under the Plan is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code. To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Section 409A of the Code and United States Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the effective date of the Plan. Notwithstanding any provision of the Plan or any Award Agreement to the contrary, in the event that following the effective date the Board determines that any Award may be subject to Section 409A of the Code and related United States Department of Treasury guidance (including such United States Department of Treasury guidance as may be issued after the effective date of the Plan), the Board may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Board determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related United States Department of Treasury guidance and thereby avoid the application of any penalty taxes under Section 409A of the Code.

SKEENA™

skeenaresources.com

Skeena Resources Limited

650 - 1021 West Hastings St
Vancouver, BC V6E 0C3 Canada